MGIC



MGIC INVESTMENT CORP
P.E. 12-31-04



AR/S

PROCESSED
APR 0 6 2005
THOMSON
FINANCIAL



ANNUAL REPORT 2004

Financial Highlights

	2002	2003	2004
Net income ($ millions)	629.2	493.9	**553.2**
Diluted earnings per share ($)	6.04	4.99	**5.63**
Return on equity (%)	19.3	13.7	**13.8**













Fellow Shareholders



Last year's shareholder letter discussed the "perfect economic storm" that our industry endured with record low interest rates and an economy reeling from job losses. In contrast, this year can best be summarized as a year of stabilization and recovery as the domestic employment picture began showing signs of recovery late in 2003, which led to consistent net job gains throughout 2004. Interest rates, while volatile, didn't test the record lows of the previous year, which helped our persistency rate recover to 60% at year end, up from 47% a year ago.

As a result, earnings for the year totaled $553 million, a 12% increase from 2003, and we continued to generate strong cash flows from operations and our $5.6 billion investment portfolio. The primary drivers of our increased earnings were threefold: lower incurred losses, the outstanding performance from our joint ventures with C-BASS and Sherman Financial and our lower operating expenses. In fact, for the year our expense ratio was an industry-leading 14.6%. The lower incurred losses reflected the stabilization of our delinquency notices, as paid losses increased as expected to $577 million. Reflecting the strong cash flows, we repurchased 3.1 million shares and increased shareholders' equity by 9%, to $4.1 billion.

The environment we face in 2005 will present both challenges and opportunities. Higher interest rates will mean fewer mortgage originations and lower new insurance written. On the other hand, it should also lead to an increased persistency rate, a more competitive mortgage insurance product against structured transactions (80-10-10s) and higher yields on our investment portfolio. Slowing real estate values will mean fewer loss mitigation opportunities and possibly higher loss severities but, ultimately, would benefit us in retaining more of our policies and growing our insurance-in-force. It would also be beneficial for long-term credit results. And finally, continued growth in jobs will further strengthen our short- and long-term credit results.

Over the last several years, MGIC has been tested on several fronts: an economic recession and its impact on credit losses; low interest rates and their impact on our persistency rate, in-force growth and ultimately our revenue growth; the seasoning of our bulk business and its impact on incurred losses; the avoidance of our product through structured transactions; and finally, the competitive landscape, particularly regarding our competitors' willingness to provide insurance on mortgage instruments that ultimately are not in the interests of the borrower or the mortgage insurer.

The combination of all these factors has certainly challenged us in the short term. And while it is often difficult to not succumb to "short-term" pressures, as our industry's leader we are focused on the long-term and what is sustainable long-term for the benefit of our company, our customers and our shareholders. That takes discipline on our part and patience on your part.

That discipline and patience will ultimately be rewarded. As we look to the future, we can't help but be optimistic. Over the near term, our SingleFile product, introduced late last year, is already having a strong impact as borrowers are discovering the improved economics of our SingleFile mortgage insurance versus a structured transaction. Higher interest rates will make SingleFile even more compelling. Our emerging markets programs, SmartPath and Building a Life in America, are deepening our penetration of nontraditional borrowers, and our eMagic technology platform has further simplified the lending process for customers and MGIC. Finally, our capital markets programs, such as Defender, help us provide customers with meaningful borrower retention solutions and other new business opportunities.

Longer term, strong demographics, driven by first-time homebuyers and accompanied by an ever-increasing homeownership rate, will provide compelling opportunities for MGIC. Our challenge then is to provide the most cost-effective credit enhancement to capture a disproportionate share of this business. And with our strong history of innovation, risk management expertise, market leadership, superior customer service and strong capital position, I am confident in our ability to do so and excited about our prospects.

Sincerely,



Curt S. Culver
Chairman, President and Chief Executive Officer

The factors discussed under "Risk Factors" in "Management's Discussion and Analysis" elsewhere in this Annual Report may cause actual results to differ materially from the results contemplated by forward-looking statements made in the foregoing letter. Forward-looking statements are statements which relate to matters other than historical fact. Statements in the letter that include words such as "should," "is expected" or "will be" or words of similar import, are forward-looking statements.

Five-Year Summary of Financial Information

	2004	2003	2002	2001	2000
		(In thousands of dollars, except per share data)			
Summary of Operations					
Revenues:					
Net premiums written	**$ 1,305,417**	$ 1,364,631	$ 1,177,955	$ 1,036,353	$ 887,388
Net premiums earned	**$ 1,329,428**	$ 1,366,011	$ 1,182,098	$ 1,042,267	$ 890,091
Investment income, net	**215,053**	202,881	207,516	204,393	178,535
Realized investment gains, net	**17,242**	36,862	29,113	37,352	1,432
Other revenue	**50,970**	79,657	65,836	30,448	18,424
Total revenues	**1,612,693**	1,685,411	1,484,563	1,314,460	1,088,482
Losses and expenses:					
Losses incurred, net	**700,999**	766,028	365,752	160,814	91,723
Underwriting and other expenses	**278,786**	302,473	265,633	234,494	201,058
Interest expense	**41,131**	41,113	36,776	30,623	28,759
Total losses and expenses	**1,020,916**	1,109,614	668,161	425,931	321,540
Income before tax and joint ventures	**591,777**	575,797	816,402	888,529	766,942
Provision for income tax	**159,348**	146,027	240,971	277,590	239,151
Income from joint ventures, net of tax	**120,757**	64,109	53,760	28,198	14,208
Net income	**$ 553,186**	$ 493,879	$ 629,191	$ 639,137	$ 541,999
Weighted average common shares outstanding (in thousands)	**98,245**	99,022	104,214	107,795	107,260
Diluted earnings per share	**$ 5.63**	$ 4.99	$ 6.04	$ 5.93	$ 5.05
Dividends per share	**$ .2250**	$ .1125	$ .10	$ .10	$ .10
Balance sheet data					
Total investments	**$ 5,582,627**	$ 5,205,161	$ 4,726,472	$ 4,069,447	$ 3,472,195
Total assets	**6,380,691**	5,917,387	5,300,303	4,567,012	3,857,781
Loss reserves	**1,185,594**	1,061,788	733,181	613,664	609,546
Short- and long-term debt	**639,303**	599,680	677,246	472,102	397,364
Shareholders' equity	**4,143,639**	3,796,902	3,395,192	3,020,187	2,464,882
Book value per share	**43.05**	38.58	33.87	28.47	23.07

A brief description of the Company's business is contained in Note 1 to the Consolidated Financial Statements of the Company.

Five-Year Summary of Financial Information

	2004	2003	2002	2001	2000
New primary insurance written ($ millions)	$ 62,902	$ 96,803	$ 92,532	$ 86,122	$ 41,546
New primary risk written ($ millions)	16,792	25,209	23,403	21,038	10,353
New pool risk written ($ millions) (1)	208	862	674	412	345
Insurance in force (at year-end) ($ millions)					
Direct primary insurance	177,091	189,632	196,988	183,904	160,192
Direct primary risk	45,981	48,658	49,231	45,243	39,175
Direct pool risk (1)	3,022	2,895	2,568	1,950	1,676
Primary loans in default ratios					
Policies in force	1,413,678	1,551,331	1,655,887	1,580,283	1,448,348
Loans in default	85,487	86,372	73,648	54,653	37,422
Percentage of loans in default	6.05%	5.57%	4.45%	3.46%	2.58%
Percentage of loans in default — bulk	14.06%	11.80%	10.09%	8.59%	9.02%
Insurance operating ratios (GAAP)					
Loss ratio (2)	52.7%	56.1%	30.9%	15.4%	10.3%
Expense ratio (2)	14.6%	14.1%	14.8%	16.5%	16.4%
Combined ratio	67.3%	70.2%	45.7%	31.9%	26.7%
Risk-to-capital ratio (statutory)					
MGIC	6.8:1	8.1:1	8.7:1	9.1:1	10.6:1

(1) Represents contractual aggregate loss limits and, for the years ended December 31, 2004, 2003 and 2002, for $4.9 billion, $4.9 billion and $3.0 billion, respectively, of risk without such limits, risk is calculated at $65 million, $192 million and $147 million, respectively, for new risk written and $418 million, $353 million and $161 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a 'AA' level based on a rating agency model.

(2) The loss ratio (expressed as a percentage) is the ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio (expressed as a percentage) is the ratio of the combined insurance operations underwriting expenses to net premiums written.

Overview

Business and General Environment

The Company, through its subsidiary Mortgage Guaranty Insurance Corporation ("MGIC"), is the leading provider of private mortgage insurance in the United States to the home mortgage lending industry. The Company's principal products are primary mortgage insurance and pool mortgage insurance. Primary mortgage insurance may be written through the flow market channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk market channel, in which portfolios of loans are individually insured in single, bulk transactions.

The Company's results of operations are affected by:

- Premiums written and earned

  Premiums written and earned in a year are influenced by:

  - New insurance written, which increases the size of the in force book of insurance. New insurance written is the aggregate principal amount of the mortgages that are insured during a period and is referred to as "NIW." NIW is affected by many factors, including the volume of low down payment home mortgage originations and competition to provide credit enhancement on those mortgages, including competition from other mortgage insurers and alternatives to mortgage insurance, such as 80-10-10 loans.
  - Cancellations, which reduce the size of the in force book of insurance that generates premiums. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book.
  - Premium rates, which are affected by the risk characteristics of the loans insured and the percentage of coverage on the loans.
  - Premiums ceded to reinsurance subsidiaries of certain mortgage lenders and risk sharing arrangements with the GSEs.

  Premiums are generated by the insurance that is in force during all or a portion of the period. Hence, lower average insurance in force in one period compared to another is a factor that will reduce premiums written and earned, although this effect may be mitigated (or enhanced) by differences in the average premium rate between the two periods as well as by premium that is ceded. Also, NIW and cancellations during a period will generally have a greater effect on premiums written and earned in subsequent periods than in the period in which these events occur.

- Investment income

  The investment portfolio is comprised almost entirely of highly rated, fixed income securities. The principal factors that influence investment income are the size of the portfolio and its yield.

- Losses incurred

  Losses incurred are the expense that results from a payment delinquency on an insured loan. As explained under "Critical Accounting Policies" below, this expense is recognized only when a loan is delinquent. Losses incurred are generally affected by:

  - The state of the economy, which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency.
  - The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.
  - The average claim payment, which is affected by the size of loans insured (higher average loan amounts tend to increase losses incurred), the percentage coverage on insured loans (deeper average coverage tends to increase incurred losses), and housing values, which affect the Company's ability to mitigate its losses through sales of properties with delinquent mortgages.
  - The distribution of claims over the life of a book. Historically, the first years after a loan is originated are a period of relatively low claims, with claims increasing substantially for several years after that and then declining, although persistency and the condition of the economy can affect this pattern.

- Underwriting and other expenses.

  The operating expenses of the Company generally vary primarily due to contract underwriting volume, which in turn generally varies with the level of mortgage origination activity. Contract underwriting generates fee income included in other revenue.

The Company's results of operations are also affected by income from joint ventures. Joint venture income principally consists of the aggregate results of the Company's investment in two less than majority owned joint ventures, C-BASS and Sherman.

C-BASS: C-BASS is primarily an investor in the credit risk of credit-sensitive single-family residential mortgages. It finances these activities through borrowings included on its balance sheet and by securitization activities generally conducted through off-balance sheet entities. C-BASS generally retains the first-loss and other subordinate securities created in the securitization. The loans owned by C-BASS and underlying C-BASS's mortgage securities investments are serviced by Litton Loan Servicing, a subsidiary of C-BASS. Litton's servicing operations primarily support C-BASS's investment in credit risk, and investments made by funds managed or co-managed by C-BASS, rather than generating fees for servicing loans owned by third-parties.

C-BASS's consolidated results of operations are affected by:

- Net interest income

  Net interest income is principally a function of the size of C-BASS's portfolio of whole loans and mortgage and other securities, and the spread between the interest income generated by these assets and the interest expense of funding them. Interest income from a particular security is recognized based on the expected yield for the security.

- Gain on sale and liquidation

  Gain on sale and liquidation results from sales of mortgage and other securities, and liquidation of mortgage loans. Securities may be sold in the normal course of business or because of the exercise of call rights by third parties. Mortgage loan liquidations result from loan payoffs, from foreclosure or from sales of real estate acquired through foreclosure.

- Servicing revenue

  Servicing revenue is a function of the unpaid principal balance of mortgage loans serviced and servicing fees and charges. The unpaid principal balance of mortgage loans serviced by Litton is affected by mortgages acquired by C-BASS because servicing on subprime and other mortgages acquired is generally transferred to Litton. Litton also services or special services loans in mortgage securities owned by funds managed or co-managed by C-BASS. Litton also may obtain servicing on loans in third party mortgage securities acquired by C-BASS or when the loans become delinquent by a specified number of payments (known as "special servicing").

- Gain on securitization

  Gain on securitization is a function of the face amount of the collateral in the securitization and the margin realized in the securitization. This margin depends on the difference between the proceeds realized in the securitization and the purchase price paid by C-BASS for the collateral. The proceeds realized in a securitization include the value of securities created in the securitization that are retained by C-BASS.

- Revenues from money management activities

  These revenues include management fees from C-BASS-issued collateralized bond obligations ("CBOs"), equity in earnings from C-BASS investments in investment funds managed or co-managed by C-BASS and management fees and incentive income from investment funds managed or co-managed by C-BASS.

- Hedging gains and losses, net of mark-to-market and whole loan reserve changes

  Hedging gains and losses primarily consist of changes in the value of derivative instruments (including interest rate swaps, interest rate caps and futures) and short positions, as well as

realized gains and losses from the closing of hedging positions. C-BASS uses derivative instruments and short sales in a strategy to reduce the impact of changes in interest rates on the value of its mortgage loans and securities. Changes in value of derivative instruments are subject to current recognition because C-BASS does not account for the derivatives as "hedges" under FAS 133.

Mortgage and other securities are classified by C-BASS as trading securities and are carried at fair value, as estimated by C-BASS. Changes in fair value between period ends (a "mark-to-market") are reflected in C-BASS's statement of operations as unrealized gains or losses. Changes in fair value of mortgage and other securities may relate to changes in credit spreads or to changes in the level of interest rates or the slope of the yield curve. Mortgage loans are not marked-to-market and are carried at the lower of cost or fair value on a portfolio basis, as estimated by C-BASS.

During a period in which short-term interest rates decline, in general, C-BASS's hedging positions will decline in value and the change in value, to the extent that the hedges related to whole loans, will be reflected in C-BASS's earnings for the period as an unrealized loss. The related increase, if any, in the value of mortgage loans will not be reflected in earnings but, absent any countervailing factors, when mortgage loans owned during the period are securitized, the proceeds realized in the securitization should increase to reflect the increased value of the collateral.

Sherman: Sherman is principally engaged in the business of purchasing and collecting for its own account delinquent consumer assets which are primarily unsecured. The borrowings used to finance these activities are included in Sherman's balance sheet.

Sherman's consolidated results of operations are affected by:

- Revenues from receivable portfolios

  These revenues are the cash collections on such portfolios, and depend on the aggregate amount of receivables owned by Sherman, the type of receivable and the length of time that the receivable has been owned by Sherman.

- Amortization of receivable portfolios

  Amortization is the recovery of the cost to purchase the receivable portfolios. Amortization expense is a function of estimated collections from the portfolios over their estimated lives. If estimated collections cannot be reasonably predicated, cost is fully recovered before any net revenue (the difference between revenues from a receivable portfolio and that portfolio's amortization) is recognized.

- Costs of collection, which include servicing fees paid to third parties to collect receivables.

2004 Results

The Company's results of operations in 2004 were principally affected by:

- Losses incurred

  In 2004, compared to 2003, losses incurred decreased primarily due to a decrease in the delinquency inventory compared to the prior period increase. This decrease in delinquency inventory was in part offset by increases in the estimates regarding how many delinquencies will eventually result in a claim and how much will be paid on claims.

- Premiums written and earned

  During 2004, the Company's written and earned premiums were lower than in 2003 due to a decline in the average insurance in force, as well as a decrease in NIW through the flow and bulk channels.

- Investment income

  During 2004, investment income was higher than in 2003 due to an increase in the average investment portfolio.

- Underwriting and other expenses

  Underwriting and other expenses decreased in 2004, compared to 2003, primarily as a result of decreases in expenses related to contract underwriting activity.

- Income from joint ventures

  Income from joint ventures increased in 2004, compared to 2003, due to higher income from each of Sherman and C-BASS which was driven by growth in their respective assets.

Results of Operations

As discussed under "Risk Factors" below, actual results may differ materially from the results contemplated by forward looking statements. The Company is not undertaking any obligation to update any forward looking statements it may make in the following discussion or elsewhere in this document.

NIW

The amount of MGIC's NIW (this term is defined in the "Overview – Business and General Environment" section) during the years ended December 31, 2004, 2003 and 2002 was as follows:

	Year Ended December 31,		
	2004	2003	2002
		($ billions)	
Flow NIW	$ 47.1	$ 71.1	$ 70.0
Bulk NIW	15.8	25.7	22.5
Total NIW	$ 62.9	$ 96.8	$ 92.5
Refinance volume as a % of primary flow NIW	30%	47%	43%

The decrease in NIW on a flow basis in 2004 was primarily the result of a decrease in refinance volume. Refinance volume in turn is driven by changes in interest rates as discussed with respect to cancellations below. For a discussion of NIW written through the bulk channel, see "Bulk transactions" below. The Company expects NIW in 2005 to approximate NIW in 2004.

The increase in NIW on a flow basis in 2003, compared to 2002, was related to the increase in refinance volume from 2002 to 2003.

Cancellations and insurance in force

NIW and cancellations of primary insurance in force during the three years ended December 31, 2004, 2003 and 2002, and the direct primary insurance in force at the end of each of those years was as follows:

	Year Ended December 31,		
	2004	2003	2002
		($ billions)	
NIW	$ 62.9	$ 96.8	$ 92.5
Cancellations	(75.4)	(104.2)	(79.4)
Change in primary insurance in force	$ (12.5)	$ (7.4)	$ (13.1)
As of December 31, direct primary insurance in force	$ 177.1	$ 189.6	$ 197.0

Cancellation activity has historically been affected by the level of mortgage interest rates and the level of home price appreciation. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction. MGIC's persistency rate (percentage of insurance remaining in force from one year prior) of 60.2% at December 31, 2004 increased from 47.1% at December 31, 2003 and 56.8% at December 31, 2002. The Company expects modest improvement in the persistency rate in 2005, although this expectation assumes the absence of significant declines in the level of mortgage interest rates from their level in late February 2005.

Cancellation activity increased in 2003, compared to 2002, principally due to the lower interest rate environment.

Bulk transactions

The Company's writings of bulk insurance are in part sensitive to the volume of securitization transactions involving nonconforming loans. The Company's writings of bulk insurance are also sensitive to competition from other methods of providing credit enhancement in a securitization, including an execution in which the subordinate tranches in the securitization rather than mortgage insurance bear the first loss from mortgage defaults. Competition from such an execution in turn depends on, among other factors, the yield at which investors are willing to purchase tranches of the securitization that involve a higher degree of credit risk compared to the yield for tranches involving the lowest credit risk (the difference in such yields is referred to as

the spread) and the amount of credit for losses that a rating agency will give to mortgage insurance, which may be affected by the agency's view of the outlook for the insurer's claims-paying ability. As the spread narrows, competition from an execution in which the subordinate tranches bear the first loss increases. The competitiveness of the mortgage insurance execution in the bulk channel may also be impacted by changes in the Company's view of the risk of the business, which is affected by the historical performance of previously insured pools and the Company's expectations for regional and local real estate values. As a result of the sensitivities discussed above, bulk volume can vary materially from period to period.

The spread referred to above was narrower in 2004 compared to 2003 and, along with continued competition from other mortgage insurers, adversely affected the competitiveness of the mortgage insurance execution during the year. The competitiveness of the Company's bulk offering was enhanced beginning in the third quarter of 2004 by, among other things, changes in MGIC's expectations for losses on certain types of loans to reflect better than expected historical performance of such loan types. As it has in past years, the Company priced the bulk business written in 2004 to generate acceptable returns; there can be no assurance, however, that the assumptions underlying the premium rates will achieve this objective.

NIW during 2003 for bulk transactions was higher than NIW during 2002 primarily due to the more favorable spread referred to above.

Pool insurance

In addition to providing primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during the years ended December 31, 2004, 2003 and 2002 was $208 million, $862 million and $674 million, respectively. The Company's direct pool risk in force was $3.0 billion, $2.9 billion and $2.6 billion at December 31, 2004, 2003 and 2002, respectively. These risk amounts are contractual aggregate loss limits and for contracts without such limits, risk is calculated at the estimated amount that would credit enhance the loans in the pool to a 'AA' level based on a rating agency model. At December 31, 2004, 2003 and 2002, there was $4.9 billion, $4.9 billion and $3.0 billion, respectively, of risk without such limits for which risk in force was calculated on this basis at $418 million, $353 million and $161 million, respectively. During the years ended December 31, 2004, 2003 and 2002, new risk written calculated on this basis was $65 million, $192 million and $147 million, respectively.

Net premiums written and earned

Net premiums written and earned during 2004 decreased, compared to 2003, due to a decline in the average insurance in force, as well as a decrease in new insurance written through the flow and bulk channels. The Company expects the average insurance in force during 2005 to be lower than during 2004. As a result, the Company anticipates that net premiums written and earned in 2005 will decline compared to 2004.

Net premiums written and earned increased in 2003 compared to 2002 primarily as a result of a higher percentage of premiums on products with higher premium rates, principally on insurance written through the bulk channel.

Risk sharing arrangements

Through the nine months ended September 30, 2004, approximately 50.8% of the Company's new insurance written on a flow basis was subject to captive reinsurance arrangements with subsidiaries of certain mortgage lenders or risk sharing arrangements with the GSEs (collectively, "risk sharing arrangements") compared to 52.3% for the year ended December 31, 2003 and 53.8% for the year ended December 31, 2002. (New insurance written through the bulk channel is not subject to risk sharing arrangements.) The percentage of new insurance written during a period covered by risk sharing arrangements normally increases after the end of the period because, among other reasons, the transfer of a loan in the secondary market can result in a mortgage insured during a period becoming part of a risk-sharing arrangement in a subsequent period. Therefore, the percentage of new insurance written covered by risk sharing arrangements is not shown for the current quarter. Premiums ceded in risk sharing arrangements are reported in the period in which they are ceded regardless of when the mortgage was insured. During the three years ended December 31, 2002, 2003 and 2004, MGIC ceded $83.7 million, $99.4 million and $101.7 million of written premium in captive reinsurance arrangements.

Investment income

Investment income for 2004 increased due to an increase in the amortized cost of average invested assets to $5.2 billion for 2004 from $4.7 billion for 2003. The portfolio's average pretax investment yield was 4.3% at December 31, 2004 and 2003. The portfolio's average after-tax investment yield was 3.8% at December 31, 2004 and 2003. The Company's net realized gains in 2004 and 2003 resulted primarily from the sale of fixed maturities. As discussed in Note 2 "Recent Accounting Pronouncements" to the Company's consolidated financial statements, the impact of the final issuance of proposed FSP EITF 03-1-a cannot be determined at this time. Under the proposed guidance, it may be more likely that a decrease in the market value of certain investments in the Company's fixed income portfolio will be required to be recognized as a realized loss in the statement of operations than under the existing accounting standard.

Investment income in 2003 decreased compared to 2002 due to a decrease in the average investment yield, offset by an increase in the amortized cost of average invested assets to $4.7 billion for 2003 from $4.2 billion for 2002. At December 31, 2002, the portfolio's average pre-tax investment yield was 4.7% and the portfolio's after-tax investment yield was 4.2%. The Company's net realized gains in 2002 resulted primarily from the sale of fixed maturities.

Other revenue

The decrease in other revenue in 2004, compared to 2003, is primarily the result of decreased revenue from contract underwriting due to a lower level of mortgage origination activity during 2004 compared to 2003.

The increase in other revenue in 2003, compared to 2002, is primarily the result of increased revenue from contract underwriting.

Losses

As discussed in "Critical Accounting Policies" below, consistent with industry practice, loss reserves for future claims are established only for loans that are currently delinquent. (The terms "delinquent" and "default" are used interchangeably by the Company and are defined as an insured loan with a mortgage payment that is 45 days or more past due.) Loss reserves are established by management's estimating the number of loans in the Company's inventory of delinquent loans that will not cure their delinquency (historically, a substantial majority of delinquent loans have cured), which is referred to as the claim rate, and further estimating the amount that the Company will pay in claims on the loans that do not cure, which is referred to as claim severity. Estimation of losses that the Company will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets.

In 2004, net losses incurred were $701 million, of which $714 million pertained to current year loss development and ($13) million pertained to prior years' loss development. In 2003, net losses incurred were $766 million, of which $652 million pertained to current year loss development and $114 million pertained to prior years' loss development.

The amount of losses incurred pertaining to current year loss development represents the estimated amount to be ultimately paid on default notices received in the current year. Losses incurred pertaining to the current year increased in 2004, compared to 2003, primarily due to increases in the estimates regarding how many primary default notices will eventually result in a claim and how much will be paid on claims. These increases in estimates relate to current trends in the default inventory such as an increase in defaults in the Midwest, which experienced higher claim rates and claim severity in 2004, as well as an increase in defaults on the 2003 book of business which has higher loan exposures with expected higher average claim payments. These increases in estimates were partially offset by a decrease in the total number of default notices compared to the prior period increase in notices.

The amount of losses incurred pertaining to prior year loss development represents actual claim payments that were higher or lower than what was estimated by the Company at the end of the prior year as well as a reestimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This reestimation is the result of management's review of current trends in default inventory, such as defaults that have resulted in a claim, the amount of the claim, the change in relative level of defaults by geography and the change in average loan exposure. In 2004, the $13 million reduction in losses incurred pertaining to prior years was due primarily to more stable loss trends

experienced during the year. In 2003, there were significant increases in the rate at which the defaults went to claim (claim rate) and significant increases in individual claim amounts (severity). Management believes these increases were attributable to such factors as an increase in defaults with higher risk characteristics, higher average loan amounts and deeper coverages. As a result of these trends, there was a $114 million increase, in 2003, in losses incurred pertaining to prior years.

Subject to the level of delinquencies in 2005, the Company expects that incurred losses during full year 2005 will approximate the level of 2004.

Losses incurred increased in 2003 compared to 2002. This increase was principally the result of a higher number of defaults (both bulk and flow) and increases in the estimates regarding how many defaults will eventually result in a claim and how much will be paid on claims.

Information about the composition of the primary insurance default inventory at December 31, 2004, 2003 and 2002 appears in the table below.

	2004	2003	2002
Total loans delinquent	85,487	86,372	73,648
Percentage of loans delinquent (default rate)	6.05%	5.57%	4.45%
Flow loans delinquent	44,925	45,259	43,196
Percentage of flow loans delinquent (default rate)	3.99%	3.76%	3.19%
Bulk loans delinquent	40,562	41,113	30,452
Percentage of bulk loans delinquent (default rate)	14.06%	11.80%	10.09%
A-minus and subprime credit loans delinquent*	35,824	34,525	25,504
Percentage of A-minus and subprime credit loans delinquent (default rate)	16.49%	14.14%	12.68%

* A portion of A-minus and subprime credit loans is included in flow loans delinquent and the remainder is included in bulk loans delinquent. Most A-minus and subprime credit loans are written through the bulk channel. A-minus loans have FICO credit scores of 575–619, as reported to MGIC at the time a commitment to insure is issued, and subprime loans have FICO credit scores of less than 575.

The average primary claim paid for 2004 was $24,438 compared to $22,925 in 2003 and $20,115 in 2002.

The pool notice inventory decreased from 28,135 at December 31, 2003 to 25,500 at December 31, 2004; the pool notice inventory was 26,676 at December 31, 2002. Information about net losses paid in 2004, 2003 and 2002 appears in the table below.

	Year Ended December 31,		
	2004	2003	2002
		(In millions)	
Net paid claims			
Flow	$ 273	$ 194	$ 117
Bulk	227	160	65
Pool and other	77	80	59
	$ 577	$ 434	$ 241

As of December 31, 2004, 82% of the Company's primary insurance in force was written subsequent to December 31, 2001. On the Company's flow business, the highest claim frequency years have typically been the third through fifth year after the year of loan origination. However, the pattern of claims frequency can be affected by many factors, including low persistency (which can have the effect of accelerating the period in the life of a book during which the highest claim frequency occurs) and deteriorating economic conditions (which can result in increasing claims following a period of declining claims). The Company expects the period of highest claims frequency on bulk loans will occur earlier than in the historical pattern on the Company's flow business.

Underwriting and other expenses

The decrease in underwriting and other expenses in 2004 is primarily attributable to decreases in expenses related to contract underwriting activity when compared to 2003.

The increase in underwriting and other expenses in 2003, compared to 2002, was primarily attributable to increases in expenses related to insurance and contract underwriting activity.

Consolidated ratios

The table below presents the Company's consolidated loss, expense and combined ratios for the periods indicated.

	Year Ended December 31,		
	2004	2003	2002
Consolidated Insurance Operations:			
Loss ratio	52.7%	56.1%	30.9%
Expense ratio	14.6%	14.1%	14.8%
Combined ratio	67.3%	70.2%	45.7%

The loss ratio (expressed as a percentage) is the ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio (expressed as a percentage) is the ratio of underwriting expenses to net premiums written. The combined ratio is the sum of the loss ratio and the expense ratio.

Income taxes

The effective tax rate was 26.9% in 2004, compared to 25.4% in 2003 and 29.5% in 2002. During those periods, the effective tax rate was below the statutory rate of 35%, reflecting the benefits recognized from tax preferenced investments. Tax preferenced investments of the Company include tax-exempt municipal bonds, interests in mortgage-related securities with flow through characteristics and investments in real estate ventures which generate low income housing credits. The higher effective tax rate in 2004 compared to 2003 was principally due to less benefits being recognized from these investments.

The lower effective tax rate in 2003, compared to 2002, principally resulted from a higher percentage of total income before tax being generated from tax-preferenced investments.

Joint ventures

The Company's equity in the earnings from the C-BASS and Sherman joint ventures with Radian Group Inc. and certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, is shown separately, net of tax, on the Company's consolidated statement of operations. The increase in income from joint ventures in 2004, compared to 2003, as well as the increase in 2003, compared to 2002, is primarily the result of increased equity earnings from each of Sherman and C-BASS.

C-BASS

C-BASS is a mortgage investment and servicing firm specializing in credit-sensitive single-family residential mortgage assets and residential mortgage-backed securities. C-BASS principally invests in whole loans (including subprime loans) and mezzanine and subordinated residential mortgage-backed securities backed by nonconforming residential mortgage loans. C-BASS's principal sources of revenues during the last three years were net interest income (including accretion on mortgage securities), servicing fees, money management fees from C-BASS CBOs and investment funds sponsored by C-BASS, and gains on securitization and liquidation of mortgage-related assets, offset by hedging losses. C-BASS's quarterly results of operations may be affected by the timing of its securitization transactions.

Virtually all of C-BASS's assets do not have readily ascertainable market values and, as a result, their value for financial statement purposes is estimated by the management of C-BASS based on, among other things, valuations provided by financing counterparties. The ultimate value of these assets is the net present value of their future cash flows, which depends on, among other things, the level of losses on the mortgages or underlying collateral and prepayment activity by the mortgage borrowers or other persons obligated on the collateral. Fair value adjustments could impact C-BASS's results of operations and the Company's share of those results. In addition, there can be no assurance that C-BASS's portfolio of mortgage loans and mortgage and other securities could be sold for their carrying values in C-BASS's balance sheet, particularly if substantial portions of the portfolio were being sold.

Summary C-BASS balance sheets and income statements at the dates and for the periods indicated appear below.

	December 31,	
	2004	2003
	(In millions)	
Summary Balance Sheets:		
Total assets	$4,009	$3,182
Total liabilities	3,409	2,711
Debt*	2,648	2,176
Owners' equity	600	471

* Most of which is scheduled to mature in one year or less.

Included in total assets and total liabilities at December 31, 2004 and 2003 are approximately $457 million and $331 million, respectively of assets and the same amount of liabilities from securitizations that did not qualify for off-balance sheet treatment. The

liabilities from these securitizations are not included in Debt in the table above.

	Year Ended December 31,		
	2004	2003	2002
		(In millions)	
Summary Income Statements:			
Revenues	$ 479.1	$ 356.8	$ 311.5
Expenses	271.0	212.9	173.2
Income before tax	$ 208.1	$ 143.9	$ 138.3
Company's share of pretax income	$ 97.9	$ 66.1	$ 63.5

The increased contribution from C-BASS in 2004 compared to 2003 was primarily due to an increase in gains on sales and liquidation to third parties of securities and mortgage loans, higher net interest income, higher mark-to-market from calls by C-BASS of CBO securitizations and lower hedging losses. Gains on sale and liquidation to third parties increased principally due to calls of securities at par which had a book value below par. Higher net interest income was principally the result of a higher average portfolio of mortgage loans. Higher mark-to-market and lower hedging losses were reflective of changes in interest rates. The increased contribution from C-BASS in 2003 compared to 2002 was principally attributable to a higher average portfolio of mortgage loans.

The Company's investment in C-BASS on an equity basis at December 31, 2004 was $285.2 million. The Company received $32.5 million in distributions from C-BASS during 2004 versus $15.0 million during 2003.

The Company does not anticipate that C-BASS's income before tax in 2005 will exceed its income before tax in 2004. However, the first quarter of 2005 is expected to be stronger than the first quarter of 2004, assuming there is no significant decline in the level of short term interest rates during March 2005.

Sherman

Sherman is principally engaged in the business of purchasing and servicing delinquent consumer assets such as charged-off credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios.

Effective January 1, 2003, the Company sold four percentage points of its interest in Sherman to Sherman's management for cash, reducing the Company's interest in Sherman to 41.5%.

Summary Sherman balance sheets and income statements at the dates and for the periods indicated appear below.

	December 31,	
	2004	2003
	(In millions)	
Summary Balance Sheets:		
Total assets	$ 484	$ 500
Total liabilities	245	341
Debt	143	277
Owners' equity	239	159

In mid-January 2005, Sherman distributed $125 million to its owners, reducing members' equity on a pro forma basis for this distribution to $114 million. The Company's investment in Sherman on an equity basis at December 31, 2004 was $97.0 million and on a pro forma basis for this distribution is $45.1 million. The Company received $49.8 million in distributions from Sherman during 2004 compared to $12.5 million during 2003.

In March 2005, Sherman acquired the holding company for First National Bank of Marin for a payment of cash and subordinated notes. This acquisition materially increased Sherman's consolidated assets as well as its debt and financial leverage. In 2004, the Bank was the 43rd largest credit card issuer in the United States, as measured by the amount of receivables generated. The Bank's operations following the acquisition will consist of originating subprime credit cards.

	Year Ended December 31,		
	2004	2003	2002
		(In millions)	
Summary Income Statements:			
Revenues, net of amortization	$ 524.9	$ 293.6	$ 156.3
Expenses	324.3	222.7	116.0
Income before tax	$ 200.6	$ 70.9	$ 40.3
Company's share of pretax income	$ 83.3	$ 29.4	$ 18.3

The increased contribution from Sherman during 2004 compared to 2003 and during 2003 compared to 2002 was primarily due to increased net revenue from receivable portfolios owned during the comparison

periods attributable to continuing collections and lower amortization on those portfolios, and from higher collections due to growth in the amount of receivable portfolios owned by Sherman in sequential periods. The Company does not anticipate that Sherman's income before tax in 2005 will exceed its income before tax in 2004. However, the first quarter of 2005 is expected to be materially stronger than the first quarter of 2004.

Other Matters

Under the Office of Federal Housing Enterprise Oversight's ("OFHEO") risk-based capital stress test for the GSEs, claim payments made by a private mortgage insurer on GSE loans are reduced below the amount provided by the mortgage insurance policy to reflect the risk that the insurer will fail to pay. Claim payments from an insurer whose claims-paying ability rating is 'AAA' are subject to a 3.5% reduction over the 10-year period of the stress test, while claim payments from a 'AA' rated insurer, such as MGIC, are subject to an 8.75% reduction. The effect of the differentiation among insurers is to require the GSEs to have additional capital for coverage on loans provided by a private mortgage insurer whose claims-paying rating is less than 'AAA.' As a result, there is an incentive for the GSEs to use private mortgage insurance provided by a 'AAA' rated insurer.

Financial Condition

The Company had $300 million, 7.5% Senior Notes due in October 2005 and $200 million, 6% Senior Notes due in 2007 outstanding at December 31, 2004 and 2003. The Company intends to refinance the $300 million of Senior Notes through the issuance of senior debt. In March 2005, the Company obtained a bank commitment for a credit facility of $300 million expiring on the earlier of 364 days after the closing of the facility or the repayment of the 7.5% Senior Notes. The Company intends to draw upon this facility to refinance these Senior Notes if they cannot otherwise be refinanced. At December 31, 2004 and 2003, the market value of the Company's outstanding debt was $661.3 million and $644.3 million, respectively.

See "Results of Operations – Joint ventures" above for information about the financial condition of C-BASS and Sherman.

As of December 31, 2004, 79% of the investment portfolio was invested in tax-preferenced securities. In addition, based on book value, the Company's fixed income securities were approximately 99% invested in 'A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years.

At December 31, 2004, the Company's derivative financial instruments in its investment portfolio were immaterial. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 2004, the effective duration of the Company's fixed income investment portfolio was 5.5 years. This means that for an instantaneous parallel shift in the yield curve of 100 basis points there would be an approximate 5.5% change in the market value of the Company's fixed income portfolio.

Liquidity and Capital Resources

The Company's consolidated sources of funds consist primarily of premiums written and investment income. Positive cash flows are invested pending future payments of claims and other expenses. Management believes that future cash inflows from premiums will be sufficient to meet future claim payments. Cash flow shortfalls, if any, could be funded through sales of short-term investments and other investment portfolio securities subject to insurance regulatory requirements regarding the payment of dividends to the extent funds were required by other than the seller. Substantially all of the investment portfolio securities are held by the Company's insurance subsidiaries.

The Company has a $285 million commercial paper program, which is rated 'A-1' by Standard & Poor's Rating Services and 'P-1' by Moody's Investors Service. At December 31, 2004 and 2003, the Company had $139.5 million and $100.0 million in commercial paper outstanding with a weighted average interest rate of 2.36% and 1.18%, respectively.

The Company had a $285 million credit facility available at December 31, 2004 expiring in May 2006. Under the terms of the credit facility, the Company must maintain shareholders' equity of at least $2.25 billion and MGIC must maintain a risk-to-capital ratio of not more than 22:1 and policyholders position (which

includes MGIC's statutory surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2004, the Company met these requirements. The facility is currently being used as a liquidity back-up facility for the outstanding commercial paper. The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $145.5 million and $185.0 million at December 31, 2004 and 2003, respectively.

In May 2002, a swap designated as a cash flow hedge was amended to coincide with the credit facility. Under the terms of the swap contract, the Company pays a fixed rate of 5.43% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facility and is designated as a cash flow hedge. The cash flow swap outstanding at December 31, 2004 and 2003 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. Swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

Expense on the interest rate swaps during 2004, 2003 and 2002 of approximately $3.3 million, $3.4 million and $1.8 million, respectively, was included in interest expense. Gains or losses arising from the amendment or termination of previously held interest rate swaps are deferred and amortized to interest expense over the life of the hedged items.

The commercial paper, back-up credit facility and the Senior Notes are obligations of the Company and not of its subsidiaries. The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. In 2005, MGIC can pay up to $177.7 million in dividends without the approval of the Office of the Commissioner of Insurance of the State of Wisconsin.

During 2004, the Company repurchased 3.1 million shares of Common Stock under publicly announced programs at a cost of $205.0 million. At December 31, 2004, the Company had authority covering the purchase of an additional 4.6 million shares under these programs. From mid-1997 through December 31, 2004, the Company has repurchased 26.8 million shares under publicly announced programs at a cost of $1.4 billion. Funds for the shares repurchased by the Company since mid-1997 have been provided through a combination of debt, including the Senior Notes and the commercial paper, and internally generated funds.

The Company's principal exposure to loss is its obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2004, MGIC's direct (before any reinsurance) primary and pool risk in force (which is the unpaid or original principal balance of insured loans as reflected in the Company's records multiplied by the coverage percentage, and taking account of any loss limit) was approximately $53.5 billion. In addition, as part of its contract underwriting activities, the Company is responsible for the quality of its underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. Through December 31, 2004, the cost of remedies provided by the Company to customers for failing to meet the standards of the contracts has not been material. However, the decreasing trend of home mortgage interest rates over the last several years may have mitigated the effect of some of these costs since the general effect of lower interest rates can be to increase the value of certain loans on which remedies are provided. There can be no assurance that contract underwriting remedies will not be material in the future.

The Company's consolidated risk-to-capital ratio was 7.9:1 at December 31, 2004 compared to 9.4:1 at December 31, 2003. The decrease was due to an increase in capital and a decrease in risk in force during 2004.

The risk-to-capital ratios set forth above have been computed on a statutory basis. However, the methodology used by the rating agencies to assign claims-paying ability ratings permits less leverage than under statutory requirements. As a result, the amount of capital required under statutory regulations may be lower than the capital required for rating agency purposes. In addition to capital adequacy, the rating agencies consider other factors in determining a mortgage insurer's claims-paying rating, including its historical and projected operating performance, business outlook, competitive position, management and corporate strategy.

For certain material risks of the Company's business, see "Risk Factors" below.

Contractual Obligations

At December 31, 2004, the approximate future payments under the contractual obligations of the Company of the type described in the table below are as follows:

Contractual Obligations ($ millions)	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations	$ 500	$ 300	$ 200	$ –	$ –
Operating lease obligations	12	5	5	2	–
Purchase obligations	2	1	1	–	–
Other long-term liabilities	1,186	632	480	74	–
Total	$ 1,700	$ 938	$ 686	$ 76	$ –

The Company's long-term debt obligations consist of $300 million, 7.5% Senior Notes due in October 2005 and $200 million, 6% Senior Notes due in 2007, as discussed in Note 5, "Short- and long-term debt" to the Company's consolidated financial statements and under "Liquidity and Capital Resources" above. The Company's operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in Note 12, "Leases" to the Company's consolidated financial statements. The Company's purchase obligations include obligations to purchase computer software, home office furniture and equipment.

The Company's other long-term liabilities represent the loss reserves established to recognize the liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The future loss payment periods are estimated based on historical experience.

Critical Accounting Policies

The Company believes that the accounting policies described below involved significant judgments and estimates used in the preparation of its consolidated financial statements.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default.

Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. The estimated claims rates and claims amounts represent what management believes best reflect the estimate of what will actually be paid on the loans in default. These estimates are based on management's review of trends in the default inventory, such as defaults that have resulted in a claim, the amount of the claim, the change in the level of defaults by geography and the change in average loan exposure. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to the Company. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported. As of December 31, 2004 and 2003, the Company has established IBNR reserves in the amount of $113 million and $94 million, respectively.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

Revenue recognition

When the policy term ends, the primary mortgage insurance written by the Company is renewable at the insured's option through continued payment of the premium in accordance with the schedule established at the inception of the policy term. The Company has no ability to reunderwrite or reprice these policies after

issuance. Premiums written under policies having single and annual premium payments are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the monthly coverage is provided. When a policy is cancelled, all premium that is nonrefundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred policy acquisition costs discussed below.

Fee income of the noninsurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). DAC arising from each book of business is charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. Interest is accrued on the unamortized balance of DAC.

Risk Factors

The Company's revenues and losses could be affected by the risk factors discussed below that are applicable to the Company, and the Company's income from joint ventures could be affected by the risk factors discussed below that are applicable to C-BASS and Sherman. These risk factors are an integral part of Management's Discussion and Analysis.

These risk factors may also cause actual results to differ materially from the results contemplated by forward looking statements that the Company may make. Forward looking statements consist of statements which relate to matters other than historical fact. Among others, statements that include words such as the Company "believes," "anticipates" or "expects," or words of similar import, are forward looking statements. The Company is not undertaking any obligation to update any forward looking statements it may make.

The amount of insurance the Company writes could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

- lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio,
- investors holding mortgages in portfolio and self-insuring,
- investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, and
- lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration.

While no data is publicly available, the Company believes that 80-10-10 loans and related products are a significant percentage of mortgage originations in which borrowers make down payments of less than 20% and that their use, which the Company believes is primarily by borrowers with higher credit scores, continues to increase. During the fourth quarter of 2004, the Company introduced on a national basis a program designed to recapture business lost to these mortgage insurance avoidance products but there can be no assurance that it will be successful.

Deterioration in the domestic economy or changes in the mix of business may result in more homeowners defaulting and the Company's losses increasing.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values.

The mix of business the Company writes also affects the likelihood of losses occurring. In recent years, the percentage of the Company's volume written on a flow basis that includes segments the Company views as having a higher probability of claim has continued to increase. These segments include loans with LTV ratios over 95% (including loans with 100% LTV ratios), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors.

Approximately 8% of the Company's risk in force written through the flow channel, and more than half of the Company's risk in force written through the bulk channel, consists of ARMs. The Company believes that during a prolonged period of rising interest rates, claims on ARMs would be substantially higher than for fixed rate loans, although the performance of ARMs has not been tested in such an environment. In addition, the Company believes the volume of "interest-only" loans has recently increased. Because interest-only loans are a relatively recent development, the Company has no data on their historical performance. The Company believes claim rates on certain interest-only loans will be substantially higher than on comparable loans requiring amortization. Interest-only loans may also be ARMs.

The performance of the servicing function on a mortgage loan, particularly a subprime loan, can affect the likelihood that the loan will default as well as the loss resulting from a default. The Company believes Select Portfolio Servicing ("Select") f/k/a Fairbanks Capital Corp. is the servicer of approximately 1.0% of the loans insured by the Company and approximately 4.8% of the loans insured by the Company written through the bulk channel (a substantial number of which are subprime). In 2003, the servicer ratings assigned to Select by Moody's and S&P were downgraded to "below average" due in part to concerns expressed by those rating agencies about Select's regulatory compliance and operational controls. In the second quarter of 2004, these rating agencies raised Select's servicer ratings to "average."

Competition or changes in the Company's relationships with its customers could reduce the Company's revenues or increase its losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender.

The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders.

Our private mortgage insurance competitors include:

- PMI Mortgage Insurance Company
- GE Capital Mortgage Insurance Corporation
- United Guaranty Residential Insurance Company
- Radian Guaranty Inc.
- Republic Mortgage Insurance Company
- Triad Guaranty Insurance Corporation
- CMG Mortgage Insurance Company

Assured Guaranty Limited f/k/a/ AGC Holdings Limited, a financial guaranty company whose mortgage insurance business is primarily reinsurance, has announced that it intends to write investment grade mortgage guaranty insurance on a direct basis.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that the Company's policies remain in force could decline and result in declines in the Company's revenue.

In each year, most of the Company's premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force (which is also generally referred to as persistency) is an important determinant of revenues. The factors affecting the length of time the Company's insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

- mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

During the 1990s, the Company's year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At December 31, 2004 persistency was at 60.2%, compared to the record low of 44.9% at September 30, 2003. Over the past several years, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate environment favorable to persistency improvement, the Company does not expect persistency will approach its December 31, 1990 level.

If the volume of low-down-payment home mortgage originations declines, the amount of insurance that the Company writes could decline which would reduce the Company's revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

- the level of home mortgage interest rates,

- the health of the domestic economy as well as conditions in regional and local economies,

- housing affordability,

- population trends, including the rate of household formation,

- the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

- government housing policy encouraging loans to first-time homebuyers.

In general, the majority of the underwriting profit (premium revenue minus losses) that a book of mortgage insurance generates occurs in the early years of the book, with the largest portion of the underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results occurs because relatively few of the claims that a book will ultimately experience occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as persistency decreases due to loan prepayments, and higher losses.

If all other things were equal, a decline in new insurance written in a year that followed a number of years of higher volume could result in a lower contribution to the mortgage insurer's overall results. This effect may occur because the older books will be experiencing declines in revenue and increases in losses with a lower amount of underwriting profit on the new book available to offset these results.

Whether such a lower contribution would in fact occur depends in part on the extent of the volume decline. Even with a substantial decline in volume, there may be offsetting factors that could increase the contribution in the current year. These offsetting factors include higher persistency and a mix of business with higher average premiums, which could have the effect of increasing revenues, and improvements in the economy, which could have the effect of reducing losses. In addition, the effect on the insurer's overall results from such a lower contribution may be offset by decreases in the mortgage insurer's expenses that are unrelated to claim or default activity, including those related to lower volume.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce the Company's revenues or increase its losses.

The business practices of Fannie Mae and Freddie Mac affect the entire relationship between them and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,
- whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,
- whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a "AAA" claims-paying ability rating to benefit from the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,
- the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,
- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and
- the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

The mortgage insurance industry is subject to litigation risk.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including the Company's MGIC subsidiary, have been involved in litigation alleging violations of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. There can be no assurance that MGIC will not be subject to future litigation under RESPA or FCRA.

Net premiums written could be adversely affected if the Department of Housing and Urban Development reproposes and adopts a regulation under the Real Estate Settlement Procedures Act that is equivalent to a proposed regulation that was withdrawn in 2004.

The regulations of the Department of Housing and Urban Development under the Real Estate Settlement Procedures Act prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, the Department of Housing and Urban Development proposed a regulation that would exclude from these antireferral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. HUD withdrew this proposed regulation in March 2004. Under the proposed regulation, if mortgage insurance were required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer's payment of referral fees, had this regulation been adopted in this form, the Company's revenues could have been adversely affected to the extent that lenders offered such packages and received value from the Company in excess of what they could have received were the antireferral fee provisions of the Real Estate Settlement Procedures Act to apply and if such state regulations were not applied to prohibit such payments.

The Company's income from joint ventures could be adversely affected by credit losses, insufficient liquidity or competition affecting the business of C-BASS or Sherman.

C-BASS: C-BASS is particularly exposed to credit risk and funding risk. In addition, C-BASS's results are sensitive to its ability to purchase mortgage loans and securities on terms that it projects will meets its return targets.

With respect to credit risk, an increasing proportion of nonconforming mortgage originations (the types of mortgages C-BASS principally purchases) are products, such as interest-only loans to subprime borrowers, that are viewed by C-BASS as having greater credit risk. In addition, credit losses are a function of housing prices, which in certain regions have experienced rates of increase greater than historical norms and greater than growth in median incomes.

With respect to liquidity, the substantial majority of C-BASS's on-balance sheet financing for its mortgage and securities portfolio is short-term and dependent on the value of the collateral that secures this debt. While C-BASS's policies governing the management of capital at risk are intended to provide sufficient liquidity to cover an instantaneous and substantial decline in value, such policies cannot guaranty that all liquidity required will in fact be available.

Although there has been growth in the volume of nonconforming mortgage originations in recent years, such growth may not continue if interest rates increase or the economy weakens. There is an increasing amount of competition to purchase nonconforming mortgages, including from newly established real estate investment trusts and from firms that in the past acted as mortgage securities intermediaries but which are now establishing their own captive origination capacity. The continuing decrease in credit spreads has also heightened competition in the purchase of nonconforming mortgages and other securities.

Sherman: Sherman's results are sensitive to its ability to purchase receivable portfolios on terms that it projects will meets its return targets. While the volume of charged-off consumer receivables and the portion of these receivables that have been sold to third parties such as Sherman has grown in recent years, there is an increasing amount of competition to purchase such portfolios, including from new entrants to the industry, which has resulted in increases in the prices at which portfolios can be purchased.

The March 2005 acquisition of First National Bank of Marin is intended to provide Sherman with the capability to originate subprime credit card receivables. This acquisition has materially increased Sherman's assets as well as its debt and its financial leverage. There can be no assurance that the benefits projected from the acquisition by Sherman will be achieved.

Management's Report on Internal Control Over Financial Reporting

The following report, with the exception of the last sentence, is the same as the report on internal control over financial reporting that was included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities Exchange Commission. The last sentence has been revised to indicate the location of the report of PricewaterhouseCoopers LLP.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The Company's management, with the participation of the Company's principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the Company's financial statements included in this Annual Report, has audited and issued an attestation report on management's assessment of the Company's internal control over financial reporting. Their report is included on the next page of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors & Shareholders of MGIC Investment Corporation

We have completed an integrated audit of MGIC Investment Corporation and Subsidiaries' December 31, 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its December 31, 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 11, 2005

Consolidated Statements of Operations

	2004	2003	2002
	(In thousands of dollars, except per share data)		
REVENUES:			
Premiums written:			
Direct	$ **1,420,643**	$ 1,482,349	$ 1,292,283
Assumed	**307**	97	336
Ceded (note 7)	**(115,533)**	(117,815)	(114,664)
Net premiums written	**1,305,417**	1,364,631	1,177,955
Decrease in unearned premiums	**24,011**	1,380	4,143
Net premiums earned (note 7)	**1,329,428**	1,366,011	1,182,098
Investment income, net of expenses (note 4)	**215,053**	202,881	207,516
Realized investment gains, net (note 4)	**17,242**	36,862	29,113
Other revenue	**50,970**	79,657	65,836
Total revenues	**1,612,693**	1,685,411	1,484,563
LOSSES AND EXPENSES:			
Losses incurred, net (notes 6 and 7)	**700,999**	766,028	365,752
Underwriting and other expenses	**278,786**	302,473	265,633
Interest expense	**41,131**	41,113	36,776
Total losses and expenses	**1,020,916**	1,109,614	668,161
Income before tax and joint ventures	**591,777**	575,797	816,402
Provision for income tax (note 10)	**159,348**	146,027	240,971
Income from joint ventures, net of tax	**120,757**	64,109	53,760
Net income	$ **553,186**	$ 493,879	$ 629,191
Earnings per share (note 11):			
Basic	$ **5.67**	$ 5.00	$ 6.07
Diluted	$ **5.63**	$ 4.99	$ 6.04

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	2004	2003
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities	**$ 5,413,662**	$ 5,059,147
Equity securities	**5,326**	8,280
Short-term investments	**163,639**	137,734
Total investment portfolio (amortized cost, 2004 – $5,388,763; 2003 – $4,977,100)	**5,582,627**	5,205,161
Cash	**2,829**	23,612
Accrued investment income	**67,255**	59,588
Reinsurance recoverable on loss reserves (note 7)	**17,302**	18,074
Prepaid reinsurance premiums (note 7)	**6,836**	7,528
Premiums receivable	**95,396**	122,290
Home office and equipment, net	**36,382**	36,722
Deferred insurance policy acquisition costs	**27,714**	32,613
Investments in joint ventures (note 8)	**414,309**	308,213
Other assets	**130,041**	103,586
Total assets	**$ 6,380,691**	$ 5,917,387
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loss reserves (notes 6 and 7)	**$ 1,185,594**	$ 1,061,788
Unearned premiums (note 7)	**143,433**	168,137
Short- and long-term debt (note 5)	**639,303**	599,680
Income taxes payable	**109,741**	118,126
Other liabilities	**158,981**	172,754
Total liabilities	**2,237,052**	2,120,485
Contingencies (note 13)		
Shareholders' equity (note 11):		
Common stock, $1 par value, shares authorized 300,000,000; shares issued 2004 – 122,324,295; 2003 – 121,587,417 outstanding 2004 – 96,260,864; 2003 – 98,412,844	**122,324**	121,587
Paid-in capital	**270,450**	239,485
Treasury stock (shares at cost 2004 – 26,063,431; 2003 – 23,174,573	**(1,313,473)**	(1,115,969)
Accumulated other comprehensive income – net of tax (note 2)	**123,383**	140,651
Retained earnings (note 11)	**4,940,955**	4,411,148
Total shareholders' equity	**4,143,639**	3,796,902
Total liabilities and shareholders' equity	**$ 6,380,691**	$ 5,917,387

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Common stock	Paid-in capital	Treasury stock	Accumulated other comprehensive income (note 2)	Retained earnings	Comprehensive income
			(In thousands of dollars)			
Balance, December 31, 2001	$ 121,111	$ 214,040	$ (671,168)	$ 46,644	$ 3,309,560	
Net income	–	–	–	–	629,191	$ 629,191
Change in unrealized investment gains and losses, net	–	–	–	114,724	–	114,724
Unrealized gain (loss) on derivatives, net	–	–	–	(442)	–	(442)
Minimum pension liability adjustment, net	–	–	–	(13,018)	–	(13,018)
Comprehensive income	–	–	–	–	–	$ 730,455
Change in members' equity	–	380	–	–	–	
Dividends declared	–	–	–	–	(10,358)	
Common stock shares issued	308	16,101	–	–	–	
Repurchase of outstanding common shares	–	–	(373,281)	–	–	
Reissuance of treasury stock	–	2,809	8,591	–	–	
Balance, December 31, 2002	$ 121,419	$ 233,330	$ (1,035,858)	$ 147,908	$ 3,928,393	
Net income	–	–	–	–	493,879	$ 493,879
Change in unrealized investment gains and losses, net	–	–	–	(20,948)	–	(20,948)
Unrealized gain (loss) on derivatives, net	–	–	–	2,494	–	2,494
Minimum pension liability adjustment, net	–	–	–	13,018	–	13,018
Change in members' equity	–	609	–	–	–	
Dividends declared	–	–	–	–	(11,124)	
Common stock shares issued	168	7,479	–	–	–	
Repurchase of outstanding common shares	–	–	(94,133)	–	–	
Reissuance of treasury stock	–	(1,933)	14,022	–	–	
Other	–	–	–	(1,821)	–	(1,821)
Comprehensive income	–	–	–	–	–	$ 486,622
Balance, December 31, 2003	$ 121,587	$ 239,485	$ (1,115,969)	$ 140,651	$ 4,411,148	
Net income	–	–	–	–	553,186	$ 553,186
Change in unrealized investment gains and losses, net (note 4)	–	–	–	(22,228)	–	(22,228)
Unrealized gain (loss) on derivatives, net (note 5)	–	–	–	3,849	–	3,849
Dividends declared	–	–	–	–	(22,032)	
Common stock shares issued	737	35,618	–	–	–	
Repurchase of outstanding common shares	–	–	(205,014)	–	–	
Reissuance of treasury stock	–	9,483	7,510	–	–	
Equity compensation (note 11)		(14,136)	–	–	–	
Other	–	–	–	1,111	(1,347)	1,111
Comprehensive income	–	–	–	–	–	$ 535,918
Balance, December 31, 2004	$ 122,324	$ 270,450	$ (1,313,473)	$ 123,383	$ 4,940,955	

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	2004	2003	2002
		(In thousands of dollars)	
Cash flows from operating activities:			
Net income	$ **553,186**	$ 493,879	$ 629,191
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred insurance policy acquisition costs	**26,020**	29,455	25,862
Capitalized deferred insurance policy acquisition costs	**(21,121)**	(30,197)	(25,606)
Depreciation and other amortization	**21,631**	21,224	12,292
(Increase) decrease in accrued investment income	**(7,667)**	(1,156)	604
Decrease in reinsurance recoverable on loss reserves	**772**	2,971	5,843
Decrease in prepaid reinsurance premiums	**692**	652	235
Decrease (increase) in premium receivable	**26,894**	(24,539)	(18,897)
Increase in loss reserves	**123,806**	328,607	119,517
Decrease in unearned premiums	**(24,704)**	(2,030)	(4,378)
Equity earnings in joint ventures	**(176,499)**	(91,997)	(81,240)
Distributions from joint ventures	**82,300**	27,450	20,138
Other	**(46,150)**	(67,683)	(70,231)
Net cash provided by operating activities	**559,160**	686,636	613,330
Cash flows from investing activities:			
Purchase of fixed maturities	**(1,782,395)**	(3,822,762)	(2,804,029)
Investments in joint ventures	**(12,137)**	(7,769)	(17,528)
Proceeds from sale of equity securities	**8,244**	1,798	12,465
Proceeds from sale of fixed maturities	**1,102,533**	3,017,411	1,751,000
Proceeds from maturity of fixed maturities	**286,946**	351,731	536,018
Net cash used in investing activities	**(396,809)**	(459,591)	(522,074)
Cash flows from financing activities:			
Dividends paid to shareholders	**(22,032)**	(11,124)	(10,358)
Proceeds from issuance of long-term debt	**–**	–	199,992
Net proceeds from (repayment of) short-term debt	**37,804**	(78,873)	2,095
Reissuance of treasury stock	**2,633**	305	6,179
Repurchase of common stock	**(205,014)**	(94,134)	(373,070)
Common stock shares issued	**29,380**	4,856	10,825
Net cash used in financing activities	**(157,229)**	(178,970)	(164,337)
Net increase (decrease) in cash and cash equivalents	**5,122**	48,075	(73,081)
Cash and cash equivalents at beginning of year	**161,346**	113,271	186,352
Cash and cash equivalents at end of year	$ **166,468**	$ 161,346	$ 113,271

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of business

MGIC Investment Corporation ("Company") is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. The Company provides mortgage insurance to lenders throughout the United States and to government-sponsored entities ("GSEs") to protect against loss from defaults on low-down-payment residential mortgage loans. Through certain other noninsurance subsidiaries, the Company also provides various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention.

At December 31, 2004, the Company's direct primary insurance in force (representing the principal balance in the Company's records of all mortgage loans that it insures) and direct primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage), excluding MGIC Indemnity Corporation ("MIC"), was approximately $177.1 billion and $46.0 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 2004 was approximately $3.0 billion. MIC's direct primary insurance in force, direct primary risk in force and direct pool risk in force was approximately $124 million, $37 million and $118 million, respectively, at December 31, 2004.

2. Basis of presentation and summary of significant accounting policies

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). In accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its majority-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 46.1% investment in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and 41.5% investment in Sherman Financial Group LLC ("Sherman"), which are joint ventures with Radian Group Inc., are accounted for using the equity method of accounting and recorded on the balance sheet as investments in joint ventures. The Company has certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, of an immaterial amount. The Company's equity in the earnings of these joint ventures is shown separately, net of tax, on the statement of operations. (See note 8.)

Investments

The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

The Company completes a quarterly review of invested assets for evidence of "other than temporary" impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be "other than temporary." Additionally, for investments written down, income accruals will be stopped absent evidence that payment is likely and an assessment of the collectability of previously accrued income made. Factors used in determining investments whose value decline may be considered "other than temporary" include the following:

- Investments with a market value less than 80% of amortized costs

- For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies
- Other securities which are under pressure due to market constraints or event risk
- Intention of management to hold fixed income securities to maturity

In 2004, a charge of $1.3 million was recognized as an "other than temporary" asset impairment. There were no "other than temporary" asset impairment charges for the periods ending December 31, 2003 and 2002.

Home office and equipment

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $43.5 million, $42.6 million and $38.6 million at December 31, 2004, 2003 and 2002, respectively. Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $5.0 million, $4.9 million and $5.5 million, respectively.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). Because Statement of Financial Accounting Standards ("SFAS") No. 60, Accounting and Reporting by Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of DAC, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to estimated gross profits over the estimated life of the policies using the guidance of SFAS No. 97, Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and Realized Gains and Losses From the Sale of Investments. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development.

During 2004, 2003 and 2002, the Company amortized $26.0 million, $29.5 million and $25.9 million, respectively, of deferred insurance policy acquisition costs.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default not yet reported by the lender. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default. Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to the Company. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See note 6.)

Revenue recognition

The insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in

accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided. When a policy is cancelled, all premium that is nonrefundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred policy acquisition costs.

Fee income of the noninsurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay. Fee income consists primarily of contract underwriting and related fee-based services provided to lenders and is included in "Other revenue" on the statement of operations.

Income taxes

The Company and its subsidiaries file a consolidated federal income tax return. A formal tax sharing agreement exists between the Company and its subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes tax and loss bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption or nonpurchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. The deduction is allowed only to the extent that U.S. government noninterest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. The Company accounts for these purchases as a payment of current federal income taxes.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 10.)

Benefit plans

The Company has a noncontributory defined benefit pension plan covering substantially all employees. Retirement benefits are based on compensation and years of service. The Company recognizes these retirement benefit costs over the period during which employees render the service that qualifies them for benefits. The Company's policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974. (See note 9.)

The Company accrues the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. The Company offers both medical and dental benefits for retired employees and their spouses. Benefits are generally funded on a pay-as-you-go basis. The cost to the Company was not significant in 2004, 2003 and 2002. (See note 9.)

Stock-based compensation

The Company has certain stock-based compensation plans. (See note 11.) Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, prospectively to all employee awards granted or modified on or after January 1, 2003. The adoption of SFAS No. 123 did not have a material effect on the Company's results of operations or its financial position. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under the Company's plans generally vest over periods ranging from one to five years. The cost related to stock-based employee compensation included in the determination of net income for 2004 and 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards in each period.

	Years Ended December 31,		
	2004	2003	2002
	(In thousands of dollars, expect per share data)		
Net income, as reported	$ 553,186	$ 493,879	$ 629,191
Add stock-based employee compensation expense included in reported net income, net of tax	7,656	4,146	2,610
Deduct stock-based employee compensation expense, determined under the fair value method for all awards, net of tax	(11,683)	(10,503)	(12,425)
Pro forma net income	$ 549,159	$ 487,522	$ 619,376
Earnings per share:			
Basic, as reported	$ 5.67	$ 5.00	$ 6.07
Basic, pro forma	$ 5.63	$ 4.94	$ 5.97
Diluted, as reported	$ 5.63	$ 4.99	$ 6.04
Diluted, pro forma	$ 5.59	$ 4.92	$ 5.94

Reinsurance

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Ceded unearned premiums are reflected as "Prepaid reinsurance premiums." The Company remains contingently liable for all reinsurance ceded. (See note 7.)

Earnings per share

The Company's basic and diluted earnings per share ("EPS") have been calculated in accordance with SFAS No. 128, Earnings Per Share. Basic EPS is based on the weighted-average number of common shares outstanding. Diluted EPS is based on the weighted-average number of common shares outstanding plus common stock equivalents which would include stock awards and stock options. The following is a reconciliation of the weighted-average number of shares used for basic EPS and diluted EPS. (See note 11.)

	Years Ended December 31,		
	2004	2003	2002
	(Shares in thousands)		
Weighted-average shares – Basic	97,549	98,776	103,725
Common stock equivalents	696	246	489
Weighted-average shares – Diluted	98,245	99,022	104,214

For the years ended December 31, 2004, 2003 and 2002, 0.6 million, 1.4 million and 0.9 million shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive. For the year ended December 31, 2004, 0.3 million shares of performance stock awards have been excluded from the calculation of diluted earnings per share because the number of shares ultimately issued is contingent on performance measures established for a specific performance period.

Statement of cash flows

The Company's short-term investments consist primarily of money market funds and commercial paper. For purposes of the consolidated statement of cash flows, the Company considers short-term investments to be cash equivalents.

Comprehensive income

The Company's total comprehensive income, as calculated per SFAS No. 130, Reporting Comprehensive Income, was as follows:

	Years Ended December 31,		
	2004	2003	2002
	(In thousands of dollars)		
Net income	$ 553,186	$ 493,879	$ 629,191
Other comprehensive (loss) income	(17,268)	(7,257)	101,264
Total comprehensive income	$ 535,918	$ 486,622	$ 730,455
Other comprehensive income (loss) (net of tax):			
Change in unrealized net derivative gains (losses)	2,812	1,412	(1,524)
Amortization of deferred losses on derivatives	1,037	1,082	1,082
Change in unrealized gains and losses on investments	(22,228)	(20,948)	114,724
Minimum pension liability adjustment	–	13,018	(13,018)
Other	1,111	(1,821)	–
Other comprehensive (loss) income	$ (17,268)	$ (7,257)	$ 101,264

At December 31, 2004, accumulated other comprehensive income of $123.4 million included $126.0 million of net unrealized gains on investments, ($1.9) million relating to derivative financial instruments and ($0.7) million relating to the accumulated other comprehensive income/loss of the Company's joint venture investment. At December 31, 2003, accumulated other comprehensive income of $140.7 million included $148.2 million of net unrealized gains on investments, ($5.7) million relating to derivative financial instruments and ($1.8) million relating to the accumulated other comprehensive loss of

the Company's joint venture investment. (See notes 4 and 5.)

Recent accounting pronouncements

The guidance contained in EITF 03-1 has been delayed by FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1 'The meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.'" The delay of the effective date will be superseded with the final issuance of proposed FSP EITF Issue 03-1-a, "Implication Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1" which was subject to comments through October 29, 2004. As a result of the comments received, the FASB will reconsider EITF 03-1 in its entirety, therefore the impact of FSP EITF 03-1-a on the Company's financial position or results of operations cannot be determined at this time. Under the proposed guidance, it may be more likely that a decrease in the market value of certain investments in the Company's fixed income portfolio will be required to be recognized as a realized loss in the statement of operations than under the existing accounting standard.

In December 2004 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R, "Share-Based Payment." This statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." The fair value recognition provisions of FASB No. 123 were voluntarily adopted by the Company in 2003 prospectively to all employee awards granted or modified on or after January 1, 2003 under FASB No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The adoption did not have a material effect on the Company's results of operations or its financial position. FASB No. 123R requires that the compensation cost relating to share-based payment transactions be measured based on the fair value of the equity or liability instrument issued and be recognized in the financial statements of the company. This statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The statement will be adopted by the Company beginning July 1, 2005 under the modified prospective method. The adoption will not have a material effect on the Company's results of operations or its financial position.

Reclassifications

Certain reclassifications have been made in the accompanying financial statements to 2003 and 2002 amounts to allow for consistent financial reporting.

3. *Related party transactions*

The Company provided certain services to C-BASS and Sherman in 2004, 2003 and 2002 in exchange for fees. In addition, C-BASS provided certain services to the Company during 2004, 2003 and 2002 in exchange for fees. The net impact of these transactions was not material to the Company.

4. *Investments*

The following table summarizes the Company's investments at December 31, 2004 and 2003:

	Amortized Cost	Fair Value	Financial Statement Value
		(In thousands of dollars)	
At December 31, 2004:			
Securities, available-for-sale:			
Fixed maturities	$ 5,219,798	$ 5,413,662	$ 5,413,662
Equity securities	5,326	5,326	5,326
Short-term investments	163,639	163,639	163,639
Total investment portfolio	$ 5,388,763	$ 5,582,627	$ 5,582,627
At December 31, 2003:			
Securities, available-for-sale:			
Fixed maturities	$ 4,831,086	$ 5,059,147	$ 5,059,147
Equity securities	8,280	8,280	8,280
Short-term investments	137,734	137,734	137,734
Total investment portfolio	$ 4,977,100	$ 5,205,161	$ 5,205,161

The amortized cost, gross unrealized gains and losses and fair value of the investment portfolio at December 31, 2004 and 2003 are shown below. Debt securities consist of fixed maturities and short-term investments.

December 31, 2004:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands	*of dollars)*	
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 611,465	$ 9,131	$ (3,474)	$ 617,122
Obligations of U.S. states and political subdivisions	4,351,789	190,210	(6,309)	4,535,690
Corporate debt securities	237,667	3,813	(454)	241,026
Mortgage-backed securities	166,437	808	(215)	167,030
Debt securities issued by foreign sovereign governments	16,079	354	–	16,433
Total debt securities	5,383,437	204,316	(10,452)	5,577,301
Equity securities	5,326	–	–	5,326
Total investment portfolio	$ 5,388,763	$ 204,316	$ (10,452)	$ 5,582,627

December 31, 2003:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands	*of dollars)*	
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 911,133	$ 11,159	$ (1,917)	$ 920,375
Obligations of U.S. states and political subdivisions	3,667,747	212,807	(1,523)	3,879,031
Corporate debt securities	213,635	6,987	(918)	219,704
Mortgage-backed securities	161,260	884	(593)	161,551
Debt securities issued by foreign sovereign governments	15,045	1,175	–	16,220
Total debt securities	4,968,820	233,012	(4,951)	5,196,881
Equity securities	8,280	–	–	8,280
Total investment portfolio	$ 4,977,100	$ 233,012	$ (4,951)	$ 5,205,161

The amortized cost and fair values of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in a separate category.

	Amortized Cost	Fair Value
	(In thousands of dollars)	
Due in one year or less	$ 220,330	$ 221,270
Due after one year through five years	996,813	1,016,064
Due after five years through ten years	1,150,367	1,204,229
Due after ten years	2,849,490	2,968,708
	5,217,000	5,410,271
Mortgage-backed securities	166,437	167,030
Total at December 31, 2004	$ 5,383,437	$ 5,577,301

At December 31, 2004 and 2003, fixed maturity investments had gross unrealized losses of $10.5 million and $5.0 million, respectively. For those securities in an unrealized loss position, the length of time the securities were in such a position, as measured by their month-end fair values, is as follows:

	Amortized Cost	Unrealized Loss	Fair Value
		(In thousands of dollars)	
December 31, 2004			
Less than 12 months	$ 887,917	$ (9,303)	$ 878,614
12 months or longer	67,486	(1,149)	66,337
Total	$ 955,403	$ (10,452)	$ 944,951
December 31, 2003			
Less than 12 Months	$ 498,146	$ (4,913)	$ 493,233
12 months or longer	1,116	(38)	1,078
Total	$ 499,262	$ (4,951)	$ 494,311

Of those securities that have been in an unrealized loss position for 12 months or longer, none has an unrealized loss of more than 20% of that security's amortized cost.

Net investment income is comprised of the following:

	2004	2003	2002
		(In thousands of dollars)	
Fixed maturities	$ 210,555	$ 198,968	$ 199,472
Equity securities	2,748	2,764	3,707
Short-term investments	2,844	1,996	5,611
Other	1,283	1,293	832
Investment income	217,430	205,021	209,622
Investment expenses	(2,377)	(2,140)	(2,106)
Net investment income	$ 215,053	$ 202,881	$ 207,516

The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

	2004	2003	2002
		(In thousands of dollars)	
Net realized investment gains (losses) on sale of investments:			
Fixed maturities	$ 11,827	$ 38,946	$ 38,357
Equity securities	5,290	(701)	(9,283)
Joint ventures	125	(1,385)	–
Short-term investments	–	2	39
	$ 17,242	$ 36,862	$ 29,113
Change in net unrealized appreciation (depreciation):			
Fixed maturities	$ (34,197)	$ (32,227)	$ 175,822
Equity securities	–	–	735
Short-term investments	–	–	(59)
	$ (34,197)	$ (32,227)	$ 176,498

The reclassification adjustment relating to the change in investment gains and losses is as follows:

	2004	2003	2002
		(In thousands of dollars)	
Unrealized holding (losses) gains arising during the period, net of tax	$ (15,112)	$ 7,178	$ 135,104
Less: reclassification adjustment for net gains included in net income, net of tax	(7,116)	(28,126)	(20,380)
Change in unrealized investment gains and losses, net of tax	$ (22,228)	$ (20,948)	$ 114,724

The gross realized gains and the gross realized losses on sales of securities were $22.1 million and $4.9 million, respectively, in 2004, $54.6 million and $17.7 million, respectively, in 2003 and $47.2 million and $18.1 million, respectively, in 2002.

The tax (benefit) expense related to the changes in net unrealized (depreciation) appreciation was ($12.0) million, ($11.3) million and $61.8 million for 2004, 2003 and 2002, respectively.

The Company had $23.1 million and $22.6 million of investments on deposit with various states at December 31, 2004 and 2003, respectively, due to regulatory requirements of those state insurance departments.

5. *Short- and long-term debt*

The Company has a $285 million commercial paper program, which is rated 'A-1' by Standard and Poors and 'P-1' by Moody's. At December 31, 2004 and 2003, the Company had $139.5 million and $100.0 million in commercial paper outstanding with a weighted average interest rate of 2.36% and 1.18%, respectively.

The Company had a $285 million credit facility available at December 31, 2004, expiring in 2006. Under the terms of the credit facility, the Company must maintain shareholders' equity of at least $2.25 billion and Mortgage Guaranty Insurance Corporation ("MGIC") must maintain a risk-to-capital ratio of not more than 22:1 and maintain policyholders' position (which includes MGIC's statutory surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2004, the Company met these requirements. The facility is currently being used as a liquidity back-up facility for the outstanding commercial paper. The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $145.5 million and $185.0 million at December 31, 2004 and 2003, respectively.

The Company had $300 million, 7.5% Senior Notes due in 2005 and $200 million, 6% Senior Notes due in 2007 outstanding at December 31, 2004 and 2003. At December 31, 2004 and 2003, the market value of the outstanding debt was $661.3 million and $644.3 million, respectively. Interest payments on all long-term and short-term debt were $42.1 million, $41.8 million, and $36.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

In May 2002, a swap designated as a cash flow hedge was amended to coincide with the credit facility. Under the terms of the swap contract, the Company pays a fixed rate of 5.43% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facility and is designated as a cash flow hedge. The cash flow swap outstanding at December 31, 2004 and December 31, 2003 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. Swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

Expense on the interest rate swaps for the years ended December 31, 2004 and 2003 of approximately $3.3 million and $3.4 million, respectively, was included in interest expense. Gains or losses arising from the amendment or termination of previously held interest rate swaps are deferred and amortized to interest expense over the life of the hedged items.

6. *Loss reserves*

As described in Note 2, the Company establishes reserves to recognize the estimated liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The following table provides a reconciliation of beginning and ending loss reserves for each of the past three years:

	2004	2003	2002
	(In thousands of dollars)		
Reserve at beginning of year	$ 1,061,788	$ 733,181	$ 613,664
Less reinsurance recoverable	18,074	21,045	26,888
Net reserve at beginning of year	1,043,714	712,136	586,776
Losses incurred:			
Losses and LAE incurred in respect of default notices received in:			
Current year	714,450	652,231	440,004
Prior years (1)	(13,451)	113,797	(74,252)
Subtotal	700,999	766,028	365,752
Losses paid:			
Losses and LAE paid in respect of default notices received in:			
Current year	35,668	34,505	19,546
Prior years	540,753	399,945	220,846
Subtotal	576,421	434,450	240,392
Net reserve at end of year	1,168,292	1,043,714	712,136
Plus reinsurance recoverables	17,302	18,074	21,045
Reserve at end of year	$ 1,185,594	$ 1,061,788	$ 733,181

(1) A negative number for a prior year indicates a redundancy of loss reserves, and a positive number for a prior year indicates a deficiency of loss reserves.

The top portion of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents actual claim payments that were higher or lower than what was estimated by the Company at the end of the prior year, as well as a reestimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This reestimation is the result of management's review of current trends in default inventory, such as defaults that have resulted in a claim, the amount of the claim, the change in the relative level of defaults by geography and the change in average loan exposure.

Current year losses incurred increased from 2003 to 2004 primarily due to increases in the estimates regarding how many primary default notices will eventually result in a claim and how much will be paid on claims, offset by a decrease in the number of primary default notices compared to the prior period increase in notices. The primary insurance notice inventory decreased from 86,372 at December 31, 2003 to 85,487 at December 31, 2004 and pool insurance notice inventory decreased from 28,135 at December 31, 2003 to 25,500 at December 31, 2004. The average primary claim paid for 2004 was $24,438 compared to $22,925 in 2003.

The development of the reserves in 2004, 2003 and 2002 is reflected in the prior year line. In 2004, the $13.5 million reduction in losses incurred related to prior years was due primarily to more stable loss trends experienced during the year. In 2003, there were significant increases in the rate at which the defaults went to claim (claim rate) and significant increases in individual claim amounts (severity). As a result, there was a $113.8 million increase in losses incurred related to prior years.

The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

Information about the composition of the primary insurance default inventory at December 31, 2004 and 2003 appears in the table below.

	December 31, 2004	December 31, 2003
Total loans delinquent	85,487	86,372
Percentage of loans delinquent (default rate)	6.05%	5.57%
Flow loans delinquent	44,925	45,259
Percentage of flow loans delinquent (default rate)	3.99%	3.76%
Bulk loans delinquent	40,562	41,113
Percentage of bulk loans delinquent (default rate)	14.06%	11.80%
A-minus and subprime credit loans delinquent (1)	35,824	34,525
Percentage of A-minus and subprime credit loans delinquent (default rate)	16.49%	14.14%

(1) A portion of A-minus and subprime credit loans is included in flow loans delinquent and the remainder is included in bulk loans delinquent. Most A-minus and subprime credit loans are written through the bulk channel.

7. *Reinsurance*

The Company cedes a portion of its business to reinsurers and records assets for reinsurance recoverable on loss reserves and prepaid reinsurance premiums. Business written between 1985 and 1993 is ceded under various reinsurance agreements with several reinsurers. The Company also cedes primary business to reinsurance subsidiaries of certain mortgage lenders, primarily under aggregate excess of loss agreements for each reinsurance period. The majority of ceded premiums relates to these agreements. Additionally, certain pool polices written by the Company have been reinsured with one domestic reinsurer. The Company receives a ceding commission under certain reinsurance agreements.

The Company monitors the financial strength of its reinsurers including their claims paying ability rating and does not currently anticipate any collection problems. Generally, reinsurance recoverables on primary loss reserves and prepaid reinsurance premiums are backed by trust funds or letters of credit. No reinsurer represents more than $10 million of the aggregate amount recoverable.

The effect of these agreements on premiums earned and losses incurred is as follows:

	2004	2003	2002
		(In thousands of dollars)	
Premiums earned:			
Direct	$ 1,445,321	$ 1,484,249	$ 1,296,548
Assumed	333	227	448
Ceded	(116,226)	(118,465)	(114,898)
Net premiums earned	$ 1,329,428	$ 1,366,011	$ 1,182,098
Losses incurred:			
Direct	$ 706,782	$ 769,531	$ 367,149
Assumed	(358)	(163)	(208)
Ceded	(5,425)	(3,340)	(1,189)
Net losses incurred	$ 700,999	$ 766,028	$ 365,752

8. *Investments in joint ventures*

C-BASS

C-BASS is a mortgage investment and servicing firm specializing in credit-sensitive single-family residential mortgage assets and residential mortgage-backed securities. C-BASS principally invests in whole loans (including subprime loans) and mezzanine and subordinated residential mortgage-backed securities backed by nonconforming residential mortgage loans. C-BASS's principal sources of revenues during the last three years were net interest income (including accretion on mortgage securities), servicing fees, money management fees from C-BASS CBOs and investment funds sponsored by C-BASS, and gains on securitization and liquidation of mortgage-related assets, offset by hedging losses. C-BASS's results of operations are affected by the timing of its securitization transactions. Virtually all of C-BASS's assets do not have readily ascertainable market values and, as a result, their value for financial statement purposes is estimated by the management of C-BASS based on, among other things, valuations provided by financing counterparties. The ultimate value of these assets is the net present value of their future cash flows, which depends on, among other things, the level of losses on the underlying mortgages and prepayment activity by the mortgage borrowers. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results. The Company's investment in C-BASS on an equity basis at December 31, 2004 was $285.2 million.

	December 31, 2004	December 31, 2003
	($ millions)	
Summary Balance Sheet		
Total assets	$ 4,009	$ 3,182
Total liabilities	3,409	2,711
Debt	2,648	2,176
Owners' equity	600	471

Included in total assets and total liabilities at December 31, 2004 and 2003 are approximately $457 million and $331 million, respectively of assets and the same amount of liabilities from securitizations that did not qualify for off-balance sheet treatment. The liabilities from these securitizations are not included in Debt in the table above.

	Year Ended December 31, 2004	2003	2002
		($ millions)	
Summary Income Statement			
Revenues	$ 479.1	$ 356.8	$ 311.5
Expenses	271.0	212.9	173.2
Income before tax	$ 208.1	$ 143.9	$ 138.3
Company's share of pretax income	$ 97.9	$ 66.1	$ 63.5

Sherman

Sherman is principally engaged in the business of purchasing and servicing delinquent consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios. Effective January 1, 2003, the Company sold four percentage points of its interest in Sherman to Sherman's management for cash, reducing the Company's interest in Sherman to 41.5%. The Company's investment in Sherman on an equity basis at December 31, 2004 was $97.0 million.

	December 31, 2004	December 31, 2003
	($ millions)	
Summary Balance Sheet		
Total assets	$ 484	$ 500
Total liabilities	245	341
Debt	143	277
Members' equity	239	159

	Year Ended December 31,		
	2004	2003	2002
		($ millions)	
Summary Income Statement			
Revenues, net of amortization	$ 524.9	$ 293.6	$ 156.3
Expenses	324.3	222.7	116.0
Income before tax	$ 200.6	$ 70.9	$ 40.3
Company's share of pretax income	$ 83.3	$ 29.4	$ 18.3

Because C-BASS and Sherman are accounted for using the equity method, they are not consolidated with the Company and their assets and liabilities do not appear in the Company's balance sheet. The "investments in joint ventures" item in the Company's balance sheet reflects the amount of capital contributed by the Company to joint ventures plus the Company's share of their comprehensive income (or minus its share of their comprehensive loss) and minus capital distributed to the Company by the joint ventures. (See note 2.)

9. *Benefit plans*

The following tables provide reconciliations of the changes in the benefit obligation, fair value of plan assets and funded status of the pension and other postretirement benefit plans:

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
	(In thousands of dollars)			
Reconciliation of projected benefit obligation:				
Benefit obligation at beginning of year	$ 141,202	$ 111,185	$ 61,685	$ 46,310
Service cost	9,137	7,963	3,459	3,135
Interest cost	8,741	7,671	3,525	3,300
Plan participants' contributions	–	–	220	184
Plan amendment (1)	927	1,361	(1,972)	–
Actuarial loss (gain)	(1,312)	14,650	(2,376)	9,794
Benefits paid	(1,988)	(1,628)	(955)	(1,038)
Benefit obligation at end of year	$ 156,707	$ 141,202	$ 63,586	$ 61,685
Reconciliation of fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 139,074	$ 91,165	$ 22,940	$ 13,186
Adjustment	160	343	–	–
Actual return on plan assets	19,358	24,194	2,751	4,354
Employer contributions	23,500	25,000	4,736	6,254
Plan participants' contributions	–	–	220	184
Benefits paid	(1,988)	(1,628)	(955)	(1,038)
Fair value of plan assets at end of year	$ 180,104	$ 139,074	$ 29,692	$ 22,940
Balance sheet at end of year				
Accumulated benefit obligation	$ (132,002)	$ (117,630)	N/A	N/A
Effect of salary projection	(24,705)	(23,572)	N/A	N/A
Projected benefit obligation	(156,707)	(141,202)	$ (63,586)	$ (61,685)
Fair value of plan assets	180,104	139,074	29,692	22,940
Funded status	23,397	(2,128)	(33,894)	(38,745)
Unrecognized net actuarial loss (gain)	21,759	33,464	14,209	18,115
Unrecognized net transition obligation	–	–	2,268	4,770
Unrecognized prior service cost	5,423	5,198	–	–
Net amount recognized	$ 50,579	$ 36,534	$ (17,417)	$ (15,860)

(1) The pension plan has been amended to provide additional benefits for certain participants as listed in the plan documents and for the increased benefit and salary limits on the projected benefit obligation. The postretirement medical plan has been amended for changes in coverage levels, deductibles and out-of-pocket limits.

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
	(In thousands of dollars)			
Net amount recognized in consolidated balance sheet				
Prepaid benefit cost	$ 50,579	$ 36,534	N/A	N/A
Accrued benefit liability	–	–	N/A	N/A
Intangible asset	–	–	N/A	N/A
Accumulated other comprehensive income	–	–	N/A	N/A
Net amount recognized	$ 50,579	$ 36,534	N/A	N/A
Reconciliation of prepaid/(accrued) benefit cost				
Prepaid/(accrued) benefit cost at beginning of year	$ 36,534	$ 22,934	$ (15,860)	$ (15,479)
Net periodic benefit cost	(9,455)	(11,400)	(6,293)	(6,635)
Contributions	23,500	25,000	4,000	5,400
Benefits paid (net of participants' contributions)	–	–	736	854
Prepaid benefit cost at end of year	$ 50,579	$ 36,534	$ (17,417)	$ (15,860)

The following table provides the components of net periodic benefit cost for the pension and other postretirement benefit plans:

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
	(In thousands of dollars)					
Service cost	$ 9,137	$ 7,963	$ 6,580	$ 3,459	$ 3,135	$ 3,137
Interest cost	8,741	7,671	6,585	3,525	3,300	2,711
Expected return on plan assets	(10,370)	(6,796)	(6,712)	(1,720)	(989)	(1,058)
Recognized net actuarial loss (gain)	1,246	1,950	32	499	659	152
Amortization of transition obligation	–	–	–	530	530	530
Amortization of prior service cost	701	612	507	–	–	–
Net periodic benefit cost	$ 9,455	$ 11,400	$ 6,992	$ 6,293	$ 6,635	$ 5,472

The following benefit payments, which reflect future service, are expected to be paid in the following fiscal years:

	Pension Benefits	Other Postretirement Benefits: Gross Benefits	Medicare Part D Subsidy	Net Benefits
	(In thousands of dollars)			
Fiscal Year				
2005	$ 1,927	$ 1,175	$ –	$ 1,175
2006	2,295	1,364	91	1,273
2007	2,835	1,628	109	1,519
2008	3,455	1,891	134	1,757
2009	4,196	2,236	158	2,078
Years 2010–2014	38,120	17,161	1,383	15,778

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Act") was signed into law. The Act introduced a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Beginning in the second quarter of 2004, the effects of the subsidy are reflected in the measurement of the net periodic postretirement benefit costs. The effect of the subsidy on the measurement of the annual net periodic postretirement benefit cost for the current year was a $1.4 million reduction. The components of the reduction include $0.5 million related to service cost, $0.5 million related to interest cost and $0.4 million related to recognized net actuarial gain/loss. The effect of the subsidy on the Accumulated Postretirement Benefit Obligation was a $7.5 million reduction.

Employer pension and postretirement contributions for the fiscal year ending December 31, 2005 are expected to approximate $10.9 million and $4.9 million, respectively. The ERISA minimum required pension contribution is zero.

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Allocation of plan assets				
Actual				
Equity securities	82%	80%	100%	100%
Debt securities	15%	16%	–	–
Real estate	3%	4%	–	–
Total	100%	100%	100%	100%
Target				
Equity securities	82%	80%	100%	100%
Debt securities	15%	16%	–	–
Real estate	3%	4%	–	–
Total	100%	100%	100%	100%

The Company's pension plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in CPI
- Achieve competitive investment results
- Provide consistent investment returns
- Exceed the actuarial return assumption of the retirement plan

The primary focus in developing asset allocation ranges for the account is the assessment of the account's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed securities and equity securities are:

	Minimum	Maximum
Fixed	0%	30%
Equity	70%	100%
Cash equivalents	0%	10%

Investment in international oriented funds is limited to a maximum of 15% of the equity range.

The Company's postretirement plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in CPI
- Provide consistent investment returns
- Exceed the actuarial return assumption of the retirement plan

The primary focus in developing asset allocation ranges for the account is the assessment of the account's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Fixed	0%	40%
Equity	60%	100%
Cash equivalents	0%	40%

Given the long term nature of this portfolio and the lack of any immediate need for cash flow, it is anticipated that the equity investments will consist of growth stocks and will typically be at the higher end of the allocation ranges above. Investment in international oriented funds is limited to a maximum of 15% of the equity range.

The assumptions used in the measurement of the Company's pension and other postretirement benefit obligations are shown in the following table:

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Weighted-average interest rate assumptions						
Used to determine year-end benefit obligation:						
Discount rate	6.25%	6.25%	6.75%	6.25%	6.25%	6.75%
Rate of compensation increase	4.50%	4.50%	4.50%	N/A	N/A	N/A
Used to determine net periodic benefit cost:						
Discount rate	6.25%	6.75%	7.00%	6.25%	6.75%	7.00%
Expected return on plan assets	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Rate of compensation increase	4.50%	4.50%	4.50%	N/A	N/A	N/A

In selecting the expected long-term rate of return on assets, the Company considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns.

Plan assets consist of fixed maturities, equity securities and real estate. The Company is amortizing the unrecognized transition obligation for other postretirement benefits over 20 years.

For measurement purposes a 10% health care trend rate was used for 2004. In 2005, the rate is assumed to be 10%, decreasing to 5% by 2015 and remaining at this level beyond.

A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(In thousands of dollars)	
Effect on total service and interest cost components	$ 1,666	$ (1,281)
Effect on postretirement benefit obligation	13,317	(10,456)

The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's eligible compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. The Company recognized profit sharing expense and 401(k) savings plan expense of $5.7 million, $7.7 million and $6.3 million in 2004, 2003 and 2002, respectively.

10. *Income taxes*

Net deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

	2004	2003
	(In thousands of dollars)	
Deferred tax assets	$ 150,876	$ 137,133
Deferred tax liabilities	(108,692)	(121,157)
Net deferred tax asset	$ 42,184	$ 15,976

Management believes that all gross deferred tax assets at December 31, 2004 are fully realizable and no valuation reserve was established.

The components of the net deferred tax asset as of December 31, 2004 and 2003 are as follows:

	2004	2003
	(In thousands of dollars)	
Unearned premium reserves	$ 13,220	$ 16,520
Deferred policy acquisition costs	(9,700)	(11,415)
Loss reserves	32,485	31,293
Unrealized appreciation in investments	(66,438)	(75,736)
Statutory contingency loss reserves	(20,851)	(26,668)
Mortgage investments	54,605	58,779
Benefit plans	(6,844)	(2,690)
Deferred compensation	9,301	5,614
Investments in joint ventures	35,748	19,291
Other, net	658	988
Net deferred tax asset	$ 42,184	$ 15,976

The following summarizes the components of the provision for income tax:

	2004	2003	2002
	(In thousands of dollars)		
Federal:			
Current	$ 158,104	$ 170,353	$ 267,718
Deferred	(762)	(28,277)	(30,234)
State	2,006	3,951	3,487
Provision for income tax	$ 159,348	$ 146,027	$ 240,971

The Company paid $203.2 million, $182.1 million and $261.3 million in federal income tax in 2004, 2003 and 2002, respectively. At December 31, 2004, 2003 and 2002, the Company owned $1,468.5 million, $1,316.9 million and $1,181.9 million, respectively, of tax and loss bonds.

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	2004	2003	2002
Federal statutory income tax rate	35.0%	35.0%	35.0%
Tax exempt municipal bond interest	(8.4)	(8.2)	(5.7)
Mortgage investments	–	(1.9)	–
Other, net	0.3	0.5	0.2
Effective income tax rate	26.9%	25.4%	29.5%

The Internal Revenue Service ("IRS") is presently examining the Company's federal income tax returns for 2000 and 2001. The Company has not received any proposed adjustments to taxable income or assessments from the IRS related to these years. Management believes that income taxes related to these years have been properly provided for in the financial statements.

11. Shareholders' equity and dividend restrictions

The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. In 2005, MGIC can pay $177.7 million of dividends under these restrictions. The other insurance subsidiaries of the Company can pay $3.0 million of dividends to the Company without such regulatory approval.

Certain of the Company's noninsurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends.

In 2004, 2003 and 2002, the Company paid dividends of $22.0 million, $11.1 million and $10.4 million, respectively, or $0.225 per share in 2004, $0.1125 in 2003 and $0.10 in 2002.

The principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. Changes in contingency loss reserves impact the statutory statement of operations. Contingency loss reserves are not reflected as liabilities under GAAP and changes in contingency loss reserves do not impact GAAP operations.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at market, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

Under statutory accounting practices, certain assets, designated as nonadmitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

Under statutory accounting practices, the Company's share of the net income or loss of its investments in joint ventures is credited directly to statutory surplus. Under GAAP, income from joint ventures is shown separately, net of tax, on the statement of operations.

The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the noninsurance companies) are as follows:

Year Ended December 31,	Net Income	Equity	Contingency Reserve
	(In thousands of dollars)		
2004	$ 179,623	$ 1,840,084	$ 4,234,157
2003	286,473	1,699,295	3,800,265
2002	296,595	1,634,707	3,521,100

The Company has 1991 and 2002 stock incentive plans. When the 2002 plan was adopted in 2002, no further awards could be made under the 1991 plan. The maximum number of shares covered by awards under the 2002 plan is the total of 10 million shares plus the number of shares covered by awards under the 1991 plan that were outstanding on March 1, 2002 that are subsequently forfeited and the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the 2002 plan. The maximum number of shares of restricted stock that can be awarded under the 2002 plan is 1 million shares. Both plans provide for the award of stock options with maximum terms of 10 years and for the grant of restricted stock, and the 2002 plan also provides for the grant of stock appreciation rights. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options and restricted stock are determined at the time of grant. Directors may receive awards under the 2002 plan and were eligible for awards of restricted stock under the 1991 plan.

A summary of option activity in the stock incentive plans during 2002, 2003 and 2004 is as follows:

	Weighted Average Exercise Price	Shares Subject to Option
Outstanding, December 31, 2001	$ 43.56	3,337,687
Granted	63.86	818,000
Exercised	34.46	(516,828)
Forfeited or expired	49.32	(51,300)
Outstanding, December 31, 2002	49.42	3,587,559
Granted	43.70	606,000
Exercised	30.15	(168,780)
Forfeited or expired	55.08	(121,880)
Outstanding, December 31, 2003	49.19	3,902,899
Granted	68.20	612,000
Exercised	43.69	(787,678)
Forfeited or expired	54.94	(191,800)
Outstanding, December 31, 2004	$ 53.39	3,535,421

The exercise price of the options granted in 2002, 2003 and 2004 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant.

Information about restricted stock granted during 2002, 2003 and 2004 is as follows:

	Year Ended December 31,		
	2004	2003	2002
Shares granted	274,869	298,674	95,638
Weighted average grant date fair market value	$ 68.08	$ 43.44	$ 64.33

For the year ended December 31, 2004, approximately 81 thousand shares of restricted stock became vested and approximately 35 thousand shares of restricted stock were forfeited. At December 31, 2004, 8,634,001 shares were available for future grant under the 2002 stock incentive plan. Of the shares available for future grant, only 480,336 are available for restricted stock awards.

For purposes of determining the pro forma net income disclosure in Note 2, the fair value of these options was estimated at grant date using the binomial option pricing model for the 2004 options and the Black-Scholes model for prior years with the following weighted average assumptions for each year:

	Grants Issued in Year Ended December 31,		
	2004	2003	2002
Risk free interest rate	3.27%	2.91%	4.51%
Expected life	5.50 years	4.87 years	5.0 years
Expected volatility	30.20%	29.40%	41.96%
Expected dividend yield	0.25%	0.25%	0.24%
Fair value of each option	$21.68	$13.12	$27.15

The following is a summary of stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Remaining Average Life (yrs.)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$30.25–$47.31	1,789,571	5.2	$ 43.08	889,351	$ 41.56
$53.70–$68.63	1,745,850	7.3	$ 63.96	575,950	$ 61.69
Total	3,535,421	6.2	$ 53.39	1,465,301	$ 49.47

At December 31, 2003 and 2002, option shares of 1,754,929 and 1,539,559 were exercisable at an average exercise price of $45.88 and $41.62, respectively. The Company also granted an immaterial amount of equity

instruments other than options and restricted stock during 2002, 2003 and 2004.

Under terms of the Company's Shareholder Rights Agreement each outstanding share of the Company's Common Stock is accompanied by one Right. The "Distribution Date" occurs ten days after an announcement that a person has become the beneficial owner (as defined in the Agreement) of the Designated Percentage of the Company's Common Stock (the date on which such an acquisition occurs is the "Shares Acquisition Date" and a person who makes such an acquisition is an "Acquiring Person"), or ten business days after a person announces or begins a tender offer in which consummation of such offer would result in ownership by a person of 15 percent or more of the Common Stock. The Designated Percentage is 15% or more, except that for certain investment advisers and investment companies advised by such advisers, the Designated Percentage is 20% or more if certain conditions are met. The Rights are not exercisable until the Distribution Date. Each Right will initially entitle shareholders to buy one-half of one share of the Company's Common Stock at a Purchase Price of $225 per full share (equivalent to $112.50 for each one-half share), subject to adjustment. If there is an Acquiring Person, then each Right (subject to certain limitations) will entitle its holder to purchase, at the Rights' then-current Purchase Price, a number of shares of Common Stock of the Company (or if after the Shares Acquisition Date, the Company is acquired in a business combination, common shares of the acquirer) having a market value at the time equal to twice the Purchase Price. The Rights will expire on July 22, 2009, subject to extension. The Rights are redeemable at a price of $0.001 per Right at any time prior to the time a person becomes an Acquiring Person. Other than certain amendments, the Board of Directors may amend the Rights in any respect without the consent of the holders of the Rights.

12. Leases

The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next six years. Generally, all rental payments are fixed.

Total rental expense under operating leases was $8.0 million, $8.2 million and $7.4 million in 2004, 2003 and 2002, respectively.

At December 31, 2004, minimum future operating lease payments are as follows (in thousands of dollars):

2005	$	4,979
2006		2,835
2007		2,034
2008		1,196
2009 and thereafter		547
Total	$	11,591

13. Litigation and contingencies

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including the Company's MGIC subsidiary, have been involved in litigation alleging violations of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. There can be no assurance that MGIC will not be subject to future litigation under RESPA or FCRA.

Under its contract underwriting agreements, the Company may be required to provide certain remedies to its customers if certain standards relating to the quality of the Company's underwriting work are not met. The cost of remedies provided by the Company to customers for failing to meet these standards has not been material to the Company's financial position or results of operations for the years ended December 31, 2004, 2003 or 2002.

See note 10 for a description of federal income tax contingencies.

Unaudited quarterly financial data

2004	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	2004 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 329,062	$ 319,126	$ 320,803	$ 336,426	$ 1,305,417
Net premiums earned	341,516	331,128	324,224	332,560	1,329,428
Investment income, net of expenses	53,141	52,314	54,187	55,411	215,053
Losses incurred, net	190,677	154,073	169,802	186,447	700,999
Underwriting and other expenses	67,314	72,723	68,782	69,967	278,786
Net income	130,073	154,524	134,069	134,520	553,186
Earnings per share (a):					
Basic	1.32	1.57	1.37	1.40	5.67
Diluted	1.31	1.56	1.36	1.39	5.63

2003	Quarter First	Quarter Second	Quarter Third	Quarter Fourth	2003 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 341,566	$ 320,522	$ 346,612	$ 355,931	$ 1,364,631
Net premiums earned	332,156	337,135	346,605	350,115	1,366,011
Investment income, net of expenses	51,083	50,314	50,049	51,435	202,881
Losses incurred, net	142,211	173,120	220,726	229,971	766,028
Underwriting and other expenses	74,283	79,221	76,800	72,169	302,473
Net income	141,110	143,777	105,129	103,863	493,879
Earnings per share (a):					
Basic	1.42	1.46	1.07	1.05	5.00
Diluted	1.42	1.46	1.06	1.05	4.99

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Mary K. Bush
President
Bush International
Chevy Chase, MD
An international financial advisory firm

Karl E. Case
Professor of Economics
Wellesley College
Wellesley, MA

Curt S. Culver
Chairman, President and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

David S. Engelman
Private Investor
Rancho Santa Fe, CA

Thomas M. Hagerty
Managing Director
Thomas H. Lee Company
Boston, MA
A private investment firm

Kenneth M. Jastrow, II
Chairman and Chief Executive Officer
Temple-Inland Inc.
Austin, TX
A holding company with interests in paper, forest products and financial services

Daniel P. Kearney
Business Consultant and Private Investor
Marblehead, MA

Michael E. Lehman
Former Executive Vice President and Chief Financial Officer
Sun Microsystems, Inc.
Santa Clara, CA

William A. McIntosh
Teacher and Consultant
Kenilworth, IL

Leslie M. Muma
President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Officers

MGIC Investment Corporation

Chairman, President and Chief Executive Officer
Curt S. Culver

Executive Vice President
J. Michael Lauer
Chief Financial Officer

Senior Vice Presidents
James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Komanecki
Controller and Chief Accounting Officer

Jeffrey H. Lane
General Counsel and Secretary

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Mortgage Guaranty Insurance Corporation

Chairman, President and Chief Executive Officer
Curt S. Culver

Executive Vice Presidents
J. Michael Lauer
Chief Financial Officer

Lawrence J. Pierzchalski
Risk Management

Patrick Sinks
Field Operations

Senior Vice Presidents
James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Komanecki
Controller and Chief Accounting Officer

Jeffrey H. Lane
General Counsel and Secretary

Michael G. Meade
Information Services and Chief Information Officer

Steven T. Snodgrass
Capital Markets

Cheryl L. Webb
Field Operations

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen L. Blose
Corporate Development

Mark F. Conrad
National Accounts

Stephen M. Dempsey
Sales

Larry M. Dew, Jr.
National Accounts

Thomas A. Drew
Claims

Sandra K. Dunst
Capital Markets Operations

Edward G. Durant
Analytic Services

Henry W. Duvall, Jr.
Managing Director

Timothy J. Edwards
Capital Markets Sales

Carla A. Gallas
Field Operations

David A. Greco
Credit Policy

Frank E. Hilliard
Managing Director

Steven F. Himebauch
National Accounts

James J. Hlavacek
National Accounts

James J. Hughes
Managing Director

W. Thomas Hughes
Managing Director

Malcom T. Hurst
Sales

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

Salvatore A. Miosi
Marketing

Ronald L. Morrow
Customer Services

Lisa M. Pendergast
Assistant Treasurer

Charlotte L. Reed
Information Services

Eric L. Rice
Sales

John R. Schroeder
Structured Transactions

Dan D. Stilwell
Assistant General Counsel and Assistant Secretary

James R. Stirling
Information Services

Thomas B. Theobald
National Accounts

Kurt J. Thomas
Human Resources

Steven M. Thompson
Bulk Transactions

Kathleen E. Valenti
Claims Administration

Bernhard W. Verhoeven
Risk Management

E. Stephen White
Managing Director

John S. Wiseman
Managing Director

Jerry L. Wormmeester
National Accounts

Terrance R. Wright
Regulatory Relations

Michael J. Zimmerman
Investor Relations

The Annual Meeting
The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on May 12, 2005 at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report
Copies of the Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission, are available without charge to shareholders on request from:

Secretary
MGIC Investment Corporation
P. O. Box 488
Milwaukee, WI 53201

The Annual Report on Form 10-K referred to above includes as exhibits certifications from the Company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act. Following the 2004 Annual Meeting of Shareholders, the Company's Chief Executive Officer submitted a Written Affirmation to the New York Stock Exchange that he was not aware of any violation by the Company of the corporate governance listing standards of the Exchange.

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164
(800) 468-9716

Corporate Headquarters
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address
P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholder Services
(414) 347-6596

MGIC Stock
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At February 15, 2005, 95,463,848 shares were outstanding. The following table sets forth for 2003 and 2004 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange Composite Tape.

	2003		2004	
Quarters	High	Low	High	Low
1st	$ 47.74	$ 35.30	$ 70.80	$ 56.20
2nd	57.75	38.99	76.99	63.90
3rd	58.77	46.08	78.95	62.42
4th	58.18	49.13	69.94	60.00

In 2003 and 2004 the Company declared and paid the following cash dividends:

Quarters	2003	2004
1st	$ .0250	$ .0375
2nd	.0250	.0375
3rd	.0250	.0750
4th	.0375	.0750
	$ .1125	$ .2250

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see the sixth paragraph under "Management's Discussion and Analysis – Liquidity and Capital Resources" and Note 11 of the Notes to the Consolidated Financial Statements.

As of February 10, 2005, the number of shareholders of record was 160. In addition, there were approximately 200,000 beneficial owners of shares held by brokers and fiduciaries.

M G I C   I N V E S T M E N T   C O R P O R A T I O N

MGIC Investment Corporation
MGIC Plaza, Milwaukee, Wisconsin 53202

71-42254